     As filed with the Securities and Exchange Commission on January 2, 2001 Registration No. 333-47056.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
        REGISTRATION STATEMENT UNDER THE SECURITIES EXCHANGE ACT OF 1933

                            UNIVERSITY BANCORP, INC.
             (Exact name of registrant as specified in its charter)
                                    Delaware
                 (State or other jurisdiction of incorporation)
                                   38-2929531
                      (I.R.S. Employer Identification No.)
                   959 Maiden Lane, Ann Arbor, Michigan 48105
                                 (734) 741-5858
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Stephen Lange Ranzini, President, UNIVERSITY BANCORP, INC.
                   959 Maiden Lane, Ann Arbor, Michigan 48105
                                 (734) 741-5858
                  Copies to: Leamon Sowell, Lewis & Munday PC
   1300 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226
                                 (313) 961-2550

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)


Approximate date of commencement of proposed sale to the public is: As soon as practicable after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

                                                                                        Proposed
                                                                   Proposed             Maximum
                                                               maximum offering        Aggregate           Amount of
     Title of each class of              Amount to be               price               Offering          Registration
   securities to be registered            registered               per unit              Price                Fee
--------------------------------------------------------------------------------------------------------------------------
Common Stock,                          1,525,000 shares             $ 1.00                $ 1,525,000         $ 424
$0.01 par value
--------------------------------------------------------------------------------------------------------------------------
Rights                                 2,027,801 rights             $ 0.00                         $0            $0
--------------------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said section 8(a), may determine.

                                   PROSPECTUS
                                1,525,000 Shares
                            UNIVERSITY BANCORP, INC.
                                  Common Stock


         University Bancorp's common stock is listed on the NASDAQ Small-Cap market under the symbol "UNIBC". University Bancorp owns University Bank, a full service community bank serving Ann Arbor, Michigan and the surrounding area.

         Rights to purchase common stock are being offered to University Bancorp shareholders as of January 1, 2001. Each shareholder will receive one right for each share of common stock held on January 1, 2001. Each subscription right represents the right to purchase 3/4 of a share of common stock. The exercise price per share will be $1. The rights are transferable and any holder of the rights will be entitled to purchase shares. Shareholders may sell their right to purchase the shares to anyone else.

         Holders of less than 100 shares of common stock will also receive a non-transferable "Step-Up Privilege" entitling each shareholder, along with the rights they receive, to purchase up to 100 shares of common stock for $1 per share. To illustrate, a shareholder owning 60 shares will receive 60 rights that would enable the purchase of 45 shares at $1 per share and will receive a Step-Up Privilege to purchase an additional 55 shares for $1 per share.
In addition, subject to availability, shareholders may purchase additional shares not purchased by other shareholders through the "Over-Subscription Privilege".

         The subscription offer will expire at 5:00 p.m., New York time, on Wednesday, February 14, 2001. Interest will be paid on amounts tendered for subscriptions and over-subscriptions from the time these amounts are received by the subscription agent through February 13, 2001 at 6.50%.

         As of December 13, 2000, the trading price for University Bancorp's common stock was $1.25 per share. The majority shareholders of University Bancorp (the

Ranzini Group) intend to exercise all of their rights to purchase approximately $1,052,000 of common stock available from this offering.

         The shares of common stock offered through this prospectus are NOT an obligation of a bank, are not deposits or savings accounts or savings deposits and are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         UNIVERSITY BANCORP HAS NOT HIRED AN UNDERWRITER OR BROKER DEALER TO CONDUCT THIS OFFERING.

         INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.



                                                    Subscription Price                  Proceeds, before expenses
                                                    ------------------                  -------------------------
Per Share of Common Stock                                  $1.00                                   $1.00
  Total                                               $1,525,000 (1)                          $1,525,000 (1)



(1) If the entire amount is not sold upon exercise of the Basic Subscription Privilege or pursuant to the Step-Up Privilege or pursuant to the Over-Subscription Privilege, the Total Subscription Price and Total Proceeds to would be correspondingly less than the amounts shown.

The date of this Prospectus is December 20, 2000.

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
 PROSPECTUS SUMMARY                                                     4

 RISK FACTORS                                                           8

 USE OF PROCEEDS                                                       13

 DIVIDEND POLICY                                                       13

 MARKET FOR COMMON STOCK                                               14

 CAPITALIZATION                                                        15

 DILUTION                                                              16

 BUSINESS                                                              17

 RECENT EVENTS                                                         27

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS                                           28

 PRINCIPAL SHAREHOLDERS                                                63

 MANAGEMENT                                                            66

 CERTAIN RELATED TRANSACTIONS                                          69

 SUPERVISION AND REGULATION                                            70

 DESCRIPTION OF CAPITAL STOCK                                          79

 PLAN OF DISTRIBUTION                                                  82

 LEGAL PROCEEDINGS                                                     87

 LEGAL MATTERS                                                         87

 EXPERTS                                                               88

 FORWARD LOOKING STATEMENTS                                            88

 AVAILABLE INFORMATION                                                 88

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                       90

                               PROSPECTUS SUMMARY

         Shareholders should read this prospectus with the December 31, 1999 Form 10-K, the July 6, 2000 Proxy Statement, and the September 30, 2000 Form 10-Q. Except as otherwise specified, financial information and other references to University Bancorp include University Bank in this prospectus.


                               University Bancorp

         University Bancorp owns University Bank, a full service community bank serving Ann Arbor, Michigan and the surrounding area, which also specializes in mortgage loan servicing. University Bank operates from its main office in Ann Arbor. In addition, the bank's mortgage subsidiary, Midwest Loan Services, has its main office in Houghton, Michigan. University Bancorp had consolidated net losses from continuing operations of $723,725 and $801,291 in 1999 and 1998 respectively. This along with the impact of discontinued operations has resulted in a retained deficit of $931,980 and $16,500 at December 31, 1999 and 1998 respectively. For the nine months ended September 30, 2000, University Bancorp has realized a net loss $542,606 which has increased our retained deficit to $1,474,587. At September 30, 2000, University Bancorp had consolidated total assets of $44.3 million, deposits of $37.3 million and shareholders' equity of $1.4 million. A primary reason for this stock rights offering is to raise sufficient capital to avoid losing the public listing with NASDAQ and to raise capital by selling shares in a way that doesn't discriminate against non-management shareholders.


                              Products and Services

         University Bank is a full service bank offering a wide range of commercial and personal banking, investment and insurance services. Our services include checking and savings accounts, certificates of deposit, money orders, commercial, mortgage and consumer loans, credit cards, investment services and insurance services. Midwest Loan Services specializes in servicing mortgage loans for other financial institutions.


                                   Market Area

         The market area in which University Bancorp operates its community bank includes the cities of Ann Arbor and Ypsilanti and the surrounding area in Washtenaw County, Michigan. This area includes several growing communities and has a stable and diverse economic base. Ann Arbor has a population of approximately 109,000, Ypsilanti has a population of approximately 23,000 and Washtenaw County has a population of approximately 300,000. The largest employer in Ann Arbor is the University of Michigan, and other major employers include the automotive supply, book publishing and distribution and pharmaceutical industries, and state and local units of government. Midwest Loan Services provides loan subservicing to financial institutions nationwide.

                                   Management

         University Bancorp's Board of Directors and management team represent a wide range of business, community, banking and investment knowledge and experience. Many of our management team have over 10 years of banking experience, and have demonstrated a past track record of ability in attracting and retaining new customer relationships while working for substantially larger organizations. Most of our key management have significant equity or pay incentives tied to performance of the business unit they manage on a daily basis.


                                    Strategy

         Personal service, designed to distinguish us from the large nationwide banks, who are our primary competitors, and emphasize the LOCAL nature of the Bank. University Bank offers:

         * Local Decision-Making
         * Our Customers Receive Personal Service and Attention
         * Competitive Pricing
         * All Financial Services Products Available
         * Low Fees

         University Bank solicits retail customers and competes for deposits by offering customers personal attention, professional service, fair interest rates and low fees. University Bank's experienced staff provides a superior level of personalized service, which enables us to generate competitively priced loans and deposits, and to cross-sell other quality financial services such as investments and insurance. Investments are offered through an affiliation with a brokerage firm called Equitas America, LLC and insurance products are offered as an independent agent for insurance companies.

         University Bank utilizes its own computers using software licensed from reliable vendors to provide cost effective services to our customers. Where the Bank does not have the ability to provide cost effective services in-house, it has entered into agreements with third-party service providers to provide products and services using our brand name on the products. Examples of these products are ATMs and credit cards. Sometimes, the Bank sells products to its customers using the brand name of a third-party service provider, when the Bank cannot sell its own product by law. Examples of these products are mutual funds, annuities, and insurance products.


                            About University Bancorp

         University Bancorp incorporated in Delaware and owns University Bank. University Bank was organized as a Michigan Bank in 1908, and sold most of its operations in northern Michigan in December 1994. In February 1996, University Bank opened for business in Ann Arbor, Michigan, which is now the main office. In addition, University Bank's mortgage subsidiary, Midwest Loan Services has its main office in Houghton, Michigan. Deposit accounts held at University Bank are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. University Bancorp's main office is located at 959 Maiden Lane, Ann Arbor, Michigan 48105. University Bancorp's telephone number is (734) 741-5858.

                                  THE OFFERING

Rights offered:    2,027,801 rights to purchase up to 1,525,000 shares of common stock. (See "Description of Capital Stock").

Offering price:    $1.00 per share of common stock.

Common stock to be outstanding after this Offering: 3,552,801 (assuming all 1,525,000 shares are sold). If all rights are not exercised, we may sell fewer than 1,525,000 shares in this offering.


How University Bancorp plans to use the proceeds: To pay off outstanding debt, provide working capital and for other general corporate purposes. (See "Use of Proceeds").



Plan of distribution: University Bancorp is offering the rights to purchase shares of common stock at a price of $1.00 per share to shareholders of record on the October 1, 2000, record date. Our shareholders as of the record date will receive rights enabling them to purchase 3 shares for every 4 shares owned on the record date. No fractional shares may be purchased but every 4 rights can be exchanged for 3 shares upon payment of $1.00 per share. For example, a shareholder who owned 100 shares on the record date would be able to purchase up to 75 shares.


     University Bancorp is providing a special benefit to its small shareholders through the Step-Up Privilege. Holders of less than 100 shares of common stock will receive rights as indicated above plus a non-transferable Step-up Privilege entitling each such shareholder to purchase 100 shares of common stock through a combination of the rights and the Step-Up Privilege. For example, a shareholder who owned 45 shares on the record date would receive 45 rights enabling the purchase of 33 shares for $1 per share plus a Step-Up Privilege enabling the purchase of 67 shares for $1 a share. To the extent our shareholders do not choose to purchase some or all of the shares they are entitled to purchase, these shares will be offered to the other shareholders who share in the initial phase of the offering. To subscribe, you must complete and return to us the subscription agreement together with payment of $1.00 for each share to be purchased.


NASDAQ Small-Cap Symbol:  UNIBC

For additional details about the offering and how to participate in the offering, please see pages 82 to 86, which contain additional information about:



-        Plan of Distribution
-        Payment of Interest on Subscriptions and Over-subscriptions
-        Rights to be Issued
-        Basic and Step-Up Privileges
-        Over-Subscription Privilege
-        Exercise and Payment
-        Federal Income Tax Consequences of the Subscription Offer
-        Restrictions on Certain Holders of Common Stock:
            -        Residents of Florida
            -        Residents of Texas

                            SUMMARY OF FINANCIAL DATA


         The following selected consolidated financial and other data are derived from our financial statements and should be read with the consolidated financial statements the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated balance sheets as of September 30, 2000 and December 31, 1999 and the consolidated statements of income for the year ended December 31, 1999 and the nine months ended September 30, 2000 are incorporated by reference in this prospectus.


             (Dollars in Thousands, Except Share and Per Share Data)


                                                               At/For Nine Months            At/For the
                                                                     Ended                  Year Ended
                                                               September 30, 2000        December 31,1999
Financial Condition:
     Total assets                                                $   44,252                $   40,823
     Loans held for portfolio, net (1)                               33,581                    30,580
     Loans held for sale                                                 72                       305
     Securities                                                       2,641                     2,626
     Deposits                                                        37,302                    32,051
     Shareholders' equity                                             1,372                     1,950

Share Information:
     Basic loss per common share from
       continuing operations                                     $    (0.27)               $    (0.36)
     Basic loss per common share                                 $    (0.27)               $    (0.46)
     Book value per common share                                 $     0.68                $     0.97
     Weighted average shares outstanding                          2,026,378                 1,993,607
     Shares outstanding at end of period                          2,027,801                 2,012,801

Operations:
     Interest income                                             $    2,435                    $3,195
     Interest expense                                                 1,475                     1,967
     Net interest income                                                959                     1,228
     Provision for loan losses(1)                                        88                        93
     Net interest income after provision
       for loan losses                                                  871                     1,135
     Total noninterest income                                         1,796                     2,289
     Total noninterest expense                                        3,205                     4,116
     Net loss from continuing operations                               (543)                     (724)
     Net loss                                                          (543)                     (915)




(1) Management has established an allowance for loan losses based on past loan loss experience, known and inherent risks in its loan portfolio, economic conditions and other factors.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

         Described below, are the material risks of investing in University Bancorp's common stock. You should carefully consider these prior to purchasing any shares.

THERE IS NO ASSURANCE OF FUTURE PROFITABILITY FOR THE COMPANY

         University Bank's operations were relocated to Ann Arbor in 1996. University Bank is not yet profitable and has incurred substantial operating losses. Shareholders are subject to the risks inherent in starting a new business. The Bank's profitability will depend primarily upon operations and which might never become profitable. The management of the Bank believes that as the size of portfolio loans and retail deposits at the Bank increases that the Bank should become profitable, but there is no assurance that expenses will not rise at a faster rate than expected as the Bank grows. There is no assurance that the Ann Arbor operation will grow to a size that will enable it to become profitable. University Bancorp had a consolidated net loss of $915,480 during 1999, and a consolidated net loss of $542,606 during the first nine months of 2000. As of September 30, 2000, University Bancorp had a retained deficit of $1,474,587.

THERE IS NO ASSURANCE THAT WE CAN EXPAND OUR BUSINESS SUCCESSFULLY

         If University Bank's operations do not expand, it will not reach profitability. Our strategy includes increasing the Bank's portfolio loans and retail deposits, adding internet banking services, developing our financial services products including insurance and investment products, and expanding our specialized subsidiary for mortgage servicing. Our inability to implement these goals could result in further losses at the Bank. Our ability to achieve and manage our growth and expansion, manage internal controls, and to attract and retain capable management and operations personnel will determine the success of our growth strategy.

THE NEED FOR ADDITIONAL CAPITAL COULD DILUTE YOUR OWNERSHIP IN THE COMPANY

         Even if University Bancorp sells all 1,525,000 shares in this offering, there can be no assurance that the Bank will not need additional capital in the near future to support the Bank's growth to counter operating losses. Further, additional capital may be necessary if University Bancorp does not sell all 1,525,000 shares in this offering if the Bank continues to remain unprofitable, or if it continues to expand operations. Funds necessary to meet the Bank's working capital needs and to finance this expansion might not be available. If we sell additional equity securities to finance future expansion, such sale could result in significant dilution to the interests of persons purchasing shares in this offering.

WE MAY NOT BE ABLE TO GROW AS FAST AS OUR COMPETITORS

     We are subject to extensive state and federal governmental supervision and regulation which can negatively impact our financial results and our industry. Existing state and federal banking laws subject University Bank to substantial limitations with respect to the size and quality of our loans, purchase of securities, payment of dividends and many other aspects of our banking business. These limitations include a requirement that we maintain a ratio of Tier 1 leverage capital to total assets of at least 7% and maintain an adequate loan loss reserve. We currently maintain a ratio of Tier 1 leverage capital to total assets in excess of the 7% requirement. Future legislation or government policy might adversely affect the banking industry or our operations. Federal economic, monetary and tax policy may affect our ability to attract deposits, make loans and achieve satisfactory interest spreads. Further, these federal and state regulations may place banks in general, and University Bank specifically, at a competitive disadvantage compared to less regulated competitors. Such regulations could consequently have an adverse effect on University Bancorp's ability to provide any return on investments made by its stockholders.

OUR STOCK IS MORE VOLATILE SINCE WE DO NOT CURRENTLY PAY A DIVIDEND

     A stock which pays a dividend has a less volatile share price and attracts a wider base of potential investors. Investors in our common stock must rely upon capital gains for a return on their investment for at least the next two years because University Bancorp has never paid a dividend, and does not anticipate paying dividends for at least the next two years. University Bancorp's future earnings may not be sufficient to permit the legal payment of dividends to its shareholders at any time in the future. Even if University Bancorp may legally declare dividends, the amount and timing of any dividends will be at the discretion of our Board of Directors. University Bancorp's payment of any cash dividends in the future will depend to a large extent on the receipt of dividends from the Bank. The ability of the Bank to pay cash dividends to University Bancorp and by University Bancorp to its stockholders are both subject to certain statutory and regulatory restrictions.

OUR SIZE LIMITS OUR ABILITY TO COMPETE WITH OTHER FINANCIAL INSTITUTIONS

     University Bancorp faces strong competition for deposits, loans and other financial services from numerous Michigan and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we are. Many of these financial institutions aggressively compete for business in our market area. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer certain services, including numerous branches and international banking services that we do not provide. The dominant competitors in our market area are Great Lakes Bank, National City Bank, Comerica Bank, Bank One, Key Bank and Republic Bank. There can be no assurance that

University Bank will be able to compete effectively with these competitors unless it can continue to grow its operations.

THERE IS NO ASSURANCE THAT WE CAN CONTINUE TO INVEST IN MODERN TECHNOLOGY

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Changes in technology are likely to require additional capital investments to remain competitive. Although we have invested in new technology in the past, there can be no assurance that we will have sufficient financial resources or access to the proprietary technology which might be necessary to remain competitive in the future. Many of our competitors have substantially greater resources to invest in technological improvements. We might not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

THERE IS NO ASSURANCE WE CAN MAINTAIN OUR SENIOR MANAGEMENT TEAM

     We are and will continue to be dependent upon the services of our management team, including our Chief Executive Officer, Stephen Lange Ranzini, and our other senior managers. While we do maintain key man life insurance on Stephen Lange Ranzini, losing one or more key members of the management team could adversely affect our operations if we are unable to maintain or attract new senior managers due to our history of operating losses.

THERE IS NO ASSURANCE OUR COMPANY WILL NOT EXPERIENCE LOSSES ON OUR LOAN
PORTFOLIO

     University Bank is in the business of making loans, and there is an inherent risk that loans might not be repaid. If its customers fail to repay their loans, this could materially adversely affect our earnings and overall financial condition, as well as the price of our common stock. University Bank also focuses on loans to individuals and loans to small-to-medium sized businesses that may be riskier than loans to larger companies. The Bank's management attempts to manage credit exposure by monitoring the concentration of loans within specific industries and through specified loan application and approval procedures. However, there can be no guarantee that the Bank's monitoring system and procedures will reduce lending risks sufficiently to avoid material losses. Typically banks have five to ten times as many loans as equity capital. Therefore, poor lending can quickly deplete a bank's capital base.

THERE IS NO ASSURANCE WE CAN ATTRACT LARGE CUSTOMERS

     University Bank's legal lending limit is currently approximately $800,000. The Board of Directors has established an internal lending limit of $500,000. Accordingly, the size of the loans for which the Bank can offer to potential customers is less than the size of loans that many of its competitors are able to offer. These limits affect to some degree our ability to seek relationships with the area's larger businesses. The Bank can expand loan volumes in excess of its lending limit through the sale of participations in these loans to other banks. However, due to its lending limits, the Bank might not be successful in attracting or maintaining customers seeking larger loans. In addition, the Bank might not be able to sell participations in these loans on favorable terms to the Bank.

THERE IS NO ASSURANCE THAT CHANGES IN MARKET CONDITIONS WILL NOT AFFECT THE COMPANY'S OPERATIONS

     The results of operations for financial institutions, including our Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that these factors will not continue to exert negative pressure on the profitability of University Bank or that high interest rate spreads will return. Substantially all of the Bank's loans are to businesses and individuals in southeastern Michigan and any decline in the economy of this area could adversely affect the net income or loss of the Bank. The positive trends or developments discussed in this prospectus might not continue. Negative trends or developments might have a material adverse effect on us.

THERE IS NO ASSURANCE THAT MINORITY SHAREHOLDERS WILL RECEIVE THE BEST POSSIBLE RETURN ON THEIR INVESTMENT

     The total number of shares of common stock held by the Ranzini Group
(Mr. Joseph L. Ranzini, Mr. Stephen Lange Ranzini, Mrs. Mildred Ranzini, the two Ranzini Family Trusts) and the ESOP shares beneficially owned by Stephen Lange Ranzini, is 1,395,863, or 69% of the issued and outstanding shares at September 30, 2000. These individuals are able to exert a significant measure of control over University Bancorp's affairs and policies. This control could be used, for example, to help prevent an acquisition of University Bancorp, precluding shareholders from possibly realizing any premium which may be offered for the common stock by a potential acquirer. Individuals, alone or together with others, who seek to acquire more than 10% of our common stock must comply with the Change in Bank Control Act. Anyone who seeks to acquire 5% or more of our common stock must comply with the Bank Holding Company Act. Accordingly, prospective investors should be aware of these requirements and to comply with these requirements, if applicable, in connection with any purchase of shares of the common stock we are offering.

THERE IS NO ASSURANCE THAT SHAREHOLDERS' RETURN ON INVESTMENT WOULD NOT BE ADVERSELY IMPACTED DUE TO DECISIONS MADE BY COMPANY MANAGEMENT AND ITS DIRECTORS

     University Bancorp's Articles of Incorporation provide for the indemnification of its officers and directors and protects University

Bancorp's officers and directors from liability for certain limited breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could reduce University Bancorp's earnings and adversely affect its ability to pay dividends causing an adverse impact on the share price. The Articles of Incorporation of University Bank contains similar provisions.

THERE IS NO ASSURANCE THAT THE MARKET PRICE WILL BE MORE THAN THE OFFERING PRICE

     The offering price of $1.00 per share for this offering was set by our Board of Directors upon review of a number of key factors described below. The present or future value of the common stock could be more or less than $1.00. When determining the offering price, we considered the recent market price of the common stock, the impact of this offering on the price of the common stock and the Board's desire that shareholders be permitted to buy additional shares at a price below the market price as of December 13, 2000. The common stock is traded on the NASDAQ Small-Cap Market. The market price of the common stock following the offering may be greater or less than the offering price.

THERE IS NO ASSURANCE THAT THE COMPANY WILL CONTINUE TO BE LISTED ON THE NASDAQ SMALL-CAP MARKET

         NASDAQ has informed us that our stock will be de-listed from the NASDAQ Small-Cap Market in the near future, unless our shareholders' equity increases to at least $2,000,000. On November 28, 2000, the company exchanged debt of $712,827 and cash of $12,173 for cumulative, convertible preferred stock totaling $725,000. This increased shareholder's equity above $2,000,000 on a pro-forma basis. Stephen and Joseph Ranzini and their affiliates currently hold 69% of the Company's common stock. They have indicated in writing to NASDAQ that they intend to exercise all of the rights they will receive as part of this offering (upon approval from the Securities and Exchange Commission). The exercise of these rights will raise an additional $1,052,250 of shareholders' equity (before expenses of the offering). $725,000 of this increased shareholders' equity will be immediately used to redeem the preferred stock. If the Company does not make profits in future periods, our shareholders' equity could again fall below NASDAQ's required level of $2,000,000 despite the new shareholders' equity that is raised under this offering.

         NASDAQ has also informed us that our stock would be de-listed from the NASDAQ Small Cap Market if the market value of shares held by non-insiders of the Company falls below $1,000,000. Currently, 562,547 shares of common stock are held by non-insiders of the Company and a floor bid price of $1.78 per share is needed to meet this requirement. As of December 13, 2000, the current bid price was $1.25 per share of common stock. Management anticipates that sufficient stock rights will be subscribed to by non-insiders from this rights offering to correct this problem.

         If University Bancorp's stock is de-listed from the NASDAQ Small-Cap Market, the shares will be less marketable in the future and there will be a smaller potential pool of investors for our stock. This would significantly limit the ability of shareholders who decide to sell their shares to do so. If the Company is de-listed, the management of University Bancorp intends to list its common stock on the NASDAQ Bulletin Board.

THERE IS NO ASSURANCE THAT INVESTORS WILL BE ABLE TO TRADE THE COMPANY'S STOCK UPON DEMAND

         Although the common stock is listed for trading on the NASDAQ Small-Cap Market, the trading market in our common stock on the exchange historically has been less active than the average trading market for companies listed on the exchange. In addition, share price has been volatile. The price of our common stock in the past year has ranged from $0.25 to $2.75. A public trading market having the positive characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of common stock at any given time, which presence is dependent upon the individual decisions of investors and general economic and market conditions over which we have no control.

         Even with market makers, factors such as the limited number of shares outstanding, the lack of earnings history and the absence of a reasonable expectation of dividends within the near future mean that there might not be an active and liquid market for the common stock. Even if an active market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the offering price. Purchasers of common stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered.

                                 USE OF PROCEEDS


         The net proceeds we receive from the sale of the common stock in this offering will be used to convert preferred stock to common stock and provide working capital for the Company. We plan to immediately convert $725,000 of 6% cumulative, non-voting, convertible preferred stock, payable to members of the Ranzini family. Until we use the proceeds for any or all of these purposes, we will invest the net proceeds in bank deposits, marketable equity securities, or other investment grade financial instruments. Assuming all 1,525,000 shares of common stock are sold in this offering and that the expenses of this offering are $75,000, we will receive net proceeds of $1,450,000. This will be reduced to $725,000 after the redemption of $725,000 in preferred stock.



                                 DIVIDEND POLICY

         We have not previously paid any cash dividends on our common stock, and we do not intend to pay dividends in the near future. We expect that all our earnings, if any, will be retained to finance our growth and the growth of the Bank. If and when dividends are declared, we will be primarily dependent upon dividends paid by the Bank for funds to pay dividends on the common stock. It is also possible, but not anticipated, that we could pay dividends in the future generated from our investment income and other activities, if any, outside of the Bank.


         Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. At September 30, 2000 the Bank's surplus was $1,643,977 less than the amount of its capital. Our ability and the ability of the Bank to pay dividends is also affected by various regulatory requirements and policies, including the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." These requirements and policies may limit our ability to obtain dividends from the Bank for our working capital needs, including funds for expansion of operating activities outside of the Bank, our payment of dividends and the payment of our operating expenses.

                             MARKET FOR COMMON STOCK

         Our common stock trades on the NASDAQ Small-Cap Market under the symbol UNIB. The high and low sales prices of our common stock as quoted by NASDAQ, for the each quarter since January 1, 1997 are listed below:


1997
First Quarter                           $5 1/3             $4 1/2
Second Quarter                           5 1/3              3 2/3
Third Quarter                            4 1/2              3 2/3
Fourth Quarter                           4 3/16             3

1998
First Quarter                           $5 31/64           $2  2/3
Second Quarter                           5  1/8             2  3/8
Third Quarter                            4 19/32            3  1/16
Fourth Quarter                           3  7/16            1 31/32

1999
First Quarter                           $3  3/8            $2  1/8
Second Quarter                           4  3/16            2
Third Quarter                            3  1/2             2  9/16
Fourth Quarter                           2  3/4             1  1/4


2000                                     High                Low
----                                     ----                ---
First Quarter                           $2  5/8            $1  3/4
Second Quarter                           1  7/8             1
Third Quarter                            1 13/16            0  1/4
Fourth Quarter (through December 13)     3  1/2             0  1/2



         These quotations represent inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. As of September 30, 2000 we had approximately 375 stockholders including approximately 240 beneficial owners of shares held by brokerage firms or other institutions. As of December 13, 2000, the bid price was $1.25 per share and the ask price was $1.62 per share for our common stock.

     We effected a three for two stock split of our common stock (effected as a stock dividend) in February 1998. All per share and number of share amounts in this prospectus are adjusted to reflect the stock split. No cash dividends have been paid on our common stock. We do not currently anticipate declaring or paying dividends. See "Dividend Policy".

                                 CAPITALIZATION



         The following table sets forth University Bancorp's capitalization as of September 30, 2000, and as adjusted to reflect the sale of the shares of common stock we are offering (amounts in thousands):





                                                                     September 30, 2000             September 30, 2000
                                                                            Actual                       As Adjusted
Debt (1):
  Short-term Debt                                                            3,344                          3,344
  Long-term Debt (3)(4)                                                      1,526                          1,101

Minority Interest                                                              248                            248

Stockholder's Equity:
  Preferred Stock, $.001 par value;
    500,000 shares authorized; 0 issued (4)                                      0                              0
  Common stock, $.01 par value;
    5,000,000 shares authorized;
    2,142,985 shares issued;
    3,667,985 as adjusted if 1,525,000
    shares are sold (2)                                                      3,839                          5,289
  Treasury Stock, at cost (115,184 shares)                                    (341)                          (341)
  Net unrealized gain (loss) on
    Securities available-for-sale, net
    of tax                                                                    (652)                          (652)
  Retained earnings (deficit)                                               (1,474)                        (1,474)

    Total Stockholders' Equity                                               1,372                          2,822

      Total Capitalization                                                   6,490                          7,515



(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity"; "Interest Rate Sensitivity"; and Notes 15 & 16 to the consolidated financial statements for additional information regarding short and long-term debt.


(2) Adjusted to reflect the estimated net proceeds if 1,525,000 shares are sold. See "Use of Proceeds". Does not include a total of 45,000 shares that can be issued under University Bancorp's Directors Stock Options or a total of 225,659 shares that can be issued under our 1995 Stock Plan. See Note 9 to the Notes to consolidated financial statements for additional information regarding stock options.


(3) On November 17, 2000, the Company issued an additional $100,000 of equity conversion notes to a member of the Ranzini family.

(4) On November 28, 2000, the Company issued $725,000 of cumulative, non-voting, convertible preferred stock. This also reduced existing long-term debt by $525,000. The Company plans to immediately redeem this preferred stock after the completion of the rights offering.


         The information set forth above should be read in conjunction with the consolidated financial statements incorporated by reference in this prospectus.

                                    DILUTION


The share offering is dilutive to shareholders who exercise their right to buy additional shares of common stock because we are offering to sell shares at $1.00 per share, and the book value per share of our common stock as of September 30, 2000 was $0.68 per share.

Net Tangible Book Value. The net tangible book value (total assets minus total liabilities) of the Company as of September 30, 2000, was $1,371,658 or $0.68 per shares of common stock outstanding on such date.

If 1,525,000 Shares are Sold. Assuming the sale of 1,525,000 of the shares of common stock offered hereby (at the public offering price of $1.00 per share) and the application of the net proceeds therefrom (after deducting the estimated offering expenses of $75,000), the pro-forma net tangible book value of the company as of September 30, 2000, would have been $2,821,658 or $0.79 per share of common stock outstanding on such date.

This represents an immediate increase in pro forma net tangible book value per share of $0.11 as compared to the net tangible book value per share for all shares outstanding prior to this offering.


The following table illustrates the per share dilution:


                                                             If 1,525,000
                                                           Shares are sold
 Offering price per share:                                     $1.00
                                                               =====
 Net tangible book value per share
   before the offering:                                        $0.68
 Increase per share attributable to
   the new shares:                                             $0.11
                                                               -----
 Pro-forma net tangible book value per
   share after the offering                                    $0.79
                                                               =====
 Dilution per share to shareholders
   purchasing shares                                           $0.21
                                                               =====



(1) Does not include the 151,065 shares of common stock which may be issued upon the exercise of stock options outstanding as of September 30, 2000, which have exercise prices ranging from $2.00-$3.33. Nor does it include shares of common stock to be contributed to the Employee's Stock Ownership Plan in any future period.

                                    BUSINESS


General


         University Bancorp, Inc. The Company is a Delaware corporation which operates as a bank holding company for its wholly-owned subsidiary, University Bank.

         Our holding company invests available cash resources in marketable equity and debt securities and interest bearing deposits. At September 30, 2000 our holding company had cash on deposit of $142 and other investments at fair value of $77,390, including an investment in Michigan BIDCO. We changed our holding company's name to `University Bancorp, Inc.' from `Newberry Bancorp, Inc.' in 1996, because we wanted to more closely identify our name with the Bank.

         University Bank. The Bank is a state chartered community bank. The Bank was chartered by the state of Michigan in 1908 and began business in 1890. In 1994, we sold the bank's offices in Newberry, Michigan and Sault Ste. Marie, Michigan. As part of a non-compete agreement with the purchaser of the bank's offices, we relocated the Bank's main office to the former offices of its mortgage operation in Sault Ste. Marie, Michigan. In 1995, the Bank changed its name from `The Newberry State Bank' to `University Bank' to more closely identify with its current place of business, Ann Arbor, Michigan. Ann Arbor is a university town, home to the University of Michigan and is the largest city in Washtenaw County, just west of the Detroit Metropolitan Statistical Area.

         We conduct our banking business from the Bank's headquarters office in Ann Arbor. Our primary market area is defined as the City of Ann Arbor and surrounding areas in greater Washtenaw County.

         Midwest Loan Services. In December 1995, University Bank acquired 80% of the common stock of Midwest Loan Services. Midwest specializes in the servicing and subservicing of mortgage loans for various credit unions, financial institutions and mortgage brokers. Most of their servicing and subservicing portfolio is comprised of residential mortgage loans sold to Fannie Mae, Freddie Mac and other private residential mortgage conduits.

         Varsity Funding. In October 1995, University Bank established a mortgage-banking subsidiary, Varsity Funding, L.L.C. to specialize in the purchase and origination of impaired credit, or subprime quality, residential mortgages, for sale to non-U.S. government agency-backed mortgage conduits. In September 1999, this subsidiary was sold to another financial institution and is no longer included with the current operations of the Bank.

         Varsity Mortgage. In February 1996, University Bank established Varsity Mortgage, L.L.C. to purchase residential home loans which generally qualify for sale to secondary market investors under the underwriting criteria of the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association from correspondents in Michigan and in adjacent states. In November 1999, this subsidiary was sold to another financial institution and is no longer included with the current operations of the Bank.

         Michigan BIDCO. In May 1993, Stephen Lange Ranzini and Joseph Louis Ranzini founded a BIDCO, which is a Business and Industrial Development Company, called Michigan BIDCO, Inc. The BIDCO is licensed by the Michigan Financial Institutions Bureau under the State of Michigan BIDCO program. Michigan BIDCO (formerly known as Northern Michigan BIDCO) invests in businesses in Michigan with the objective of fostering job growth and economic development.

University Bancorp currently owns 28.82% of the BIDCO. The Bancorp holds 1.74% directly, and the remaining 27.08% is held by the Bank.


         Northern Michigan Foundation. In December 1995, Michigan BIDCO donated $225,000 to capitalize Northern Michigan Foundation, and in early 1996, donated an additional $75,000 to the Foundation. The Foundation is an IRS-approved 501c(3) non-profit which is an intermediary lender to rural small businesses under the U.S. Department of Agriculture's Intermediary Re-lending Program. The Foundation has the right to borrow a total of up to $2,012,801 from the U.S. Rural Economic Community Development at 1% interest with a 30-year term because of the $300,000 donation received from Michigan BIDCO. Pursuant to a management services agreement with the BIDCO, the BIDCO and the Foundation share administrative staffs and offices, with the Foundation reimbursing the BIDCO at the current rate of $4,000 a month for these management services.


         University Insurance & Investment Services. In 1996, University Bank established an insurance and investment sales agency. This subsidiary of the Bank, called "University Insurance & Investment Services, Inc." is based in our Ann Arbor office. The agency is licensed by the State of Michigan to sell insurance as agent for licensed insurance companies. The focus of the insurance agency is life and health care insurance brokerage, and mutual fund and annuity sales. On December 18, 1998, the agency acquired University Insurance Center, Inc., a fully-licensed but inactive commercial insurance agency. University Insurance Center, Inc. commenced business on February 25, 1999 and is a full service property and casualty insurance agency offering insurance for homes, autos, apartments and businesses.



Employees



         We employed 63 full-time equivalents as of December 20, 2000:



                  University Bank, Ann Arbor                21
                  Midwest Loan Services                     39
                  University Insurance & Investment          3


Properties

         In May 1995, we purchased a building in Ann Arbor, Michigan for use as the Bank's main office. Currently 42% of the building is leased to the University of Michigan for approximately $68,000, adjusted annually for inflation, plus a pro rata share of the building's expenses. The lease is renewable each year.


         We lease a site which includes a registered historic landmark building in Ann Arbor, at the corner of Washtenaw Avenue and Stadium Boulevard as a multiple ATM drive-through location, a BIDCO office and an off-site storage facility. We also loaned a limited liability company, Tuomy, L.L.C. (associated with non-affiliated third-parties), a sum sufficient to acquire the site, and earned a 1/3 L.L.C. membership interest in the Tuomy L.L.C. as additional consideration for making the loan.


         We lease an ATM location with an adjacent meeting room in Dexter, Michigan under a three year lease.

         We continue to own the Bank's former loan office in Sault Ste. Marie and we lease such space to an unrelated third-party. Management has listed the property with a local commercial realtor for sale.

         Midwest Loan Services leases an office in Houghton, Michigan under a year-to-year lease.

         We believe that our office facilities are adequate to support the anticipated level of future expansion of our business.


Lines of Business


DEPOSIT PRODUCTS & SERVICES


         University Bank offers traditional retail savings products and services to its customers. These include demand deposit and NOW interest-bearing checking accounts, money market deposit accounts, regular savings accounts and term deposit certificates ranging in maturity from three to three hundred months. We also offer self-directed retirement accounts, free access to 24-Hour ATM machines, telephone banking, VISA debit cards and Gold VISA accounts. This month we began to offer a full internet banking package, including business cash management functions. We added about $100,000 in hardware and software related to the internet banking system and we have dedicated a significant portion of our technology staff's time during 2000 to get it on-line. Within the next 60 days our technology staff will set up the bill payment function of the internet banking package, which was part of the original cost of the internet banking software. The expansion of our internet banking utility is not dependent upon completion of our stock offering. We are also a member of MasterCard, but currently are not offering a MasterCard product. We also offer Canadian Dollar foreign exchange services. From time to time to raise liquidity, we rely on brokers to sell CDs. At September 30, 2000, we had approximately $9,601,000 in outstanding CDs issued through brokers.


LENDING PRODUCTS

         Our community banking operation offers a range of traditional lending products, including commercial small business loans, residential real estate mortgage loans, home equity loans, commercial real estate mortgage loans, consumer installment loans, and land development and construction loans.

Classifications of loans, including loans held for sale, as of September 30, 2000 are as follows:


                                                           Amount
                                                        Outstanding                   % of Total
                                                      --------------                  ----------
                  Commercial                             $11,673,174                      34.15%
                  Construction                             2,292,660                       6.71%
                  Real estate                             13,857,232                      40.53%
                  Home equity                              5,453,662                      15.95%
                  Installment                                815,101                       2.38%
                  Credit Card                                 95,518                       0.28%
                                                      --------------                     -------
                    Gross Loans                       $   34,187,347                     100.00%
                                                      ==============                     =======

The Company's loan portfolio is geographically concentrated in Ann Arbor and Washtenaw County, Michigan. Customers' ability to honor their debts is partially dependent on the local economy. The Ann Arbor area is primarily dependent on the education, healthcare, services, and manufacturing (automotive and other) industries.

Real estate and home equity loans are secured by residential or commercial property. Commercial loans are generally secured by equipment, inventory, or real estate. Installment loans are generally secured by various items of personal property. Land development and construction loans are secured by specific real state.

There is a certain amount of credit risk associated with each loan which varies from borrower to borrower. The Bank's credit analysis function assesses this risk using an established methodology for each type of loan. Also, the Bank has established an allowance for loan losses which is a reserve for possible credit losses. Management estimates the allowance based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. As of September 30, 2000, the Bank's Board of Directors had established a lending limit of $500,000 to an individual borrower.



MORTGAGE BANKING


         University Bank became a seller/servicer of Federal Home Loan Mortgage Corporation insured mortgages in late 1991 and began to originate FHLMC mortgages for sale into the secondary market. In late 1994, University Bank became a seller/servicer of Federal National Mortgage Association insured mortgages and began to originate FNMA mortgages for sale into the secondary market. We have been approved as a seller/servicer of Government National Mortgage Association mortgages for many years but only began using our license in 1999 to originate and sell these loans without retaining the servicing rights.



         With the exception of Midwest Loan Services, we are currently selling the servicing rights on all mortgages originated.


         Please also refer to the discussion of the mortgage banking business in
Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations, in the section entitled "Non-Interest Income and Non-Interest Expense", under the heading Mortgage Banking for additional information.


MORTGAGE SUBSERVICING

         Mortgage servicing firms receive monthly payments from loan customers, aggregate and account for these payments, and send the funds to mortgage-backed securities holders, including pension funds and financial institutions. Mortgage servicers also dun delinquent accounts and foreclose loans, if required. Mortgage servicers receive a fixed monthly fee for performing this service. When these services are performed for ourselves, it is called servicing. When these services are performed for others, the activity is called subservicing. Our 80%-owned subsidiary, Midwest Loan Services, specializes in subservicing residential mortgage loans sold to FNMA and FHLMC and other non-agency private conduits for the account of credit unions, other financial institutions and mortgage brokers. Midwest is regulated by FHLMC and FNMA.

         Over the last three years, we sold the Bank's portfolio of mortgage servicing rights to reduce our investment in this class of asset, while selling all newly originated secondary market mortgage loans, servicing released. In the third quarter of 1996, we sold 1/3 of the Bank's portfolio of accumulated servicing rights for a gain of $256,840. In the third quarter of 1997, we sold an additional 1/3 of the accumulated portfolio at cost. In December 1998 we sold the final 1/3 of the portfolio for a loss of $121,224. In computing the loss on the sale, certain contingencies were reserved via a charge against income. Under the terms of the sale we had to refund certain amounts to the purchaser for any loans that were paid off within 90 days of the sale. In June 1999, a final calculation of the early payoffs on the loans sold was provided to us and because payoffs in early 1999 were much higher on the portfolio than had been originally anticipated when the portfolio was sold in late 1998, an additional $54,531 was charged against income for the rebate amount owed to the purchaser under the terms of the sale.


         During the third quarter of 2000, Midwest Loan Services increased its mortgage subservicing contracts by over 50% (from $1.1 billion to $1.7 billion) as a result of continued increases in business with the mortgage banking subsidiary of a major Wall Street firm. Although there is no assurance that further increases will occur, management of Midwest has been told by this firm to expect additional increases as this firm shifts additional existing business to Midwest from its former primary subservicing firm. Midwest currently is receiving approximately 10% of the monthly volume of this firm's subservicing business. Also during the third quarter of 2000, Midwest was informed that it would receive up to $10 billion in mortgage subservicing from the mortgage subsidiary of one of the world's largest banks over the next twelve months. There is of course, no assurance that this business will materialize or in the amount or timeframe currently contemplated.


INVESTMENT SECURITIES


         We maintain surplus available funds in investments consisting of short-term money market instruments, U.S. government bonds, U.S. federal agency obligations, mortgage-backed securities backed by federal agency obligations and obligations of local units of government. Our investments are managed by our President, subject to the review and approval of the Board of Directors of each firm. Our securities portfolio provides a source of liquidity to meet operating needs. At September 30, 2000, our investments had a net unrealized loss of approximately $652,000 versus a net unrealized loss of approximately $585,000 at December 31, 1999, $183,000 at December 31, 1998 and $19,000 at December 31,
1997.

         The following table discloses certain information regarding securities we hold, the amortized cost of which exceeded more than 10% of stockholders' equity as of September 30, 2000:

Issuer                             Coupon       Yield        Final Maturity       Market Value       Amortized Cost
------                             ------       -----        --------------       ------------       --------------
FHLBI equity (1)                    VAR          8.50%             None              $848,400            $848,400
FNMA CMO 93-205H (2)                PO           4.15%           9/25/23            1,254,968           1,771,537
US Treasury Strip                   PO           5.33%           2/15/27              420,800             499,359
FHLMC Note                         6.60%         6.89%           4/20/09              475,500             490,978
Toll Road (3)                        0%          6.91%           2/15/10              487,500             529,947


(1) The rate varies quarterly. The Bank is required to maintain the investment in Federal Home Loan Bank of Indianapolis common stock in an amount related to the Bank's single family mortgage related assets and FHLBI advances. Shares can be redeemed or sold at par value to the FHLBI as required from time to time.

(2) This Principal Only strip has an expected average life of eleven years. The decrease in market value is due to interest rate movements which have extended the average life and not any credit issues. Accrued net interest income on this zero coupon bond was decreased in 1998 and 1999 to reflect the increased average life. The bond is rated AAA.

(3)      The bond is guaranteed by MBIA, which is rated AAA.


MICHIGAN BIDCO


         Michigan BIDCO, Inc., was founded in May 1993, and is licensed by the Michigan Financial Institutions Bureau under the State of Michigan BIDCO Act.

         In 1993, the BIDCO received $3,000,000 in financing from the Michigan Strategic Fund. This investment was made in the form of a 10-year loan, which carried concessionary terms allowing it to be converted to a grant over time under certain circumstances. The BIDCO earned job and sales credits to be applied against the principal and interest owed to the Michigan Strategic Fund. Job and sales credits were earned from the growth of businesses that the BIDCO invests in.

         In 1993, Michigan BIDCO issued $3,000,000 in 9% senior convertible bonds to match the State of Michigan's commitment. University Bank purchased $27,000 in bonds and contributed $280,000 for 298 shares of Michigan BIDCO stock. This represented a 44.1% interest in Michigan BIDCO. The financial results of Michigan BIDCO were accounted for under the equity method of accounting until March 1999. In April 1999, $1,850,000 of Michigan BIDCO bonds were repurchased by the BIDCO, and University Bank converted its $27,000 of bonds into common stock, thereby increasing the Bank's equity ownership to 80.1%. Effective April 1999, Michigan BIDCO's financial results became consolidated into the results of University Bancorp. The remaining Michigan BIDCO bonds were converted into common stock on May 31, 2000, and thus diluted University Bank's equity ownership down to 28.8%. As a result, the BIDCO is no longer consolidated in the financial statements of University Bancorp and the investment is now accounted for under the equity method of accounting.

         The financial statements of Michigan BIDCO are presented using the investment company method, and, accordingly, the BIDCO's Investments in stocks, stock rights, limited liability companies and loans are reported at fair value. BIDCO typically invests in companies for which current market quotations are not readily available; therefore we estimate the fair value of BIDCO Investments on a quarterly basis and the Board of Directors approves the fair value estimates. In deriving its estimates, we review the financial condition and operating performance of the investee companies, as well as performance of the company with its contractual arrangements with BIDCO. We then estimate the fair value of BIDCO Investments by the use of operating cash flow multiples applicable to a company's industry, discounted cash flow analyses, and other valuation techniques. We believe the procedures used and assumptions made are reasonable in the circumstances; however, the fair value estimates may differ significantly from the values that would have been used had current market quotations been available.

         Our profit (loss) from our investment in the BIDCO was ($55,499), $128,219, and $312,143 for the years ended December 31, 1997, 1998 and 1999 respectively. Our profit from our investment in the BIDCO was $234,739 in the nine months ended September 30, 2000.

         Michigan BIDCO invests in businesses in Michigan with the objective of fostering job growth and economic development. As of November 20, 2000, the BIDCO had made 29 investments, amounting to a total of $16,569,800 at original cost. At September 30, 2000, Michigan BIDCO had total assets of $2,767,509.

         Initially Michigan BIDCO made its investments in the form of both loans and direct equity investments. Since 1996 the BIDCO has made no new direct equity investments, but has focused on loans with rights or participation rights in the companies in which it invests. As a matter of policy, our Bank restricts itself from investing or lending to a business that the BIDCO finances, and related parties which co-invest with the BIDCO must do so on a basis equal to or less favorable than the BIDCO's. As of November 20, 2000, investments, at original investment cost, have been made in the following types of businesses:

         Industry                                                 Investment         Equity Participation
         --------                                                 -------------      --------------------
         ABC-TV affiliate                                          $ 1,472,000           Repurchased
         Adult foster care                                              40,000                No
         Bridal shop                                                    64,000                No
         Cable TV                                                      545,000           Repurchased
         Children's clothing                                           200,000           Repurchased
           manufacturer
         Commercial laundry                                            180,000                No
         Environmental engineering                                     100,000           Repurchased
         Fishing supplies                                               50,000                No
         Home health care                                               20,000                No
         Hunting supplies                                              100,000                No
         Industrial supply                                              85,000                No
         Limited service hotels                                        738,600           Repurchased
         Manufactured homes factory                                  3,183,200               Yes
         Manufacturing (misc.)                                         600,000                No
         Metal manufacturing                                            80,000                No
         Paper converting                                            2,762,000               Yes
         Plastic injection molding                                   2,000,000           Repurchased
         Plastic mold manufacturing                                     25,000                No
         Railcar parts manufacturing                                   125,000                No
         Railroad boxcar leasing                                     1,500,000                No
         Recreational services                                         160,000                No
         Recycled paper pulp mill                                      780,000               Yes
         Residential mortgage                                          450,000           Repurchased
           subservicing
         Secured credit card issuer                                    540,000                No
         Tissue paper mill                                             700,000           Repurchased
         Truck maintenance                                              70,000                No
                                                                   -----------
            Total                                                  $16,569,800
                                                                   ===========



         The BIDCO has a loan to one borrower limit of $500,000, but sells participations in larger financings and seeks loan guarantees from government agencies for larger financings. The table includes the original amount of the BIDCO's investment prior to sale of participations or loan guarantees.

         Please refer to the discussion of the BIDCO's investments and operations in Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations, in the section entitled "Non-Interest Income and Non-Interest Expense", under the heading Michigan BIDCO for additional information.



Competition


COMMUNITY BANKING, ANN ARBOR

         Our attraction and retention of deposits depend on the Bank's ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk and other factors. We compete for these deposits by offering personal service and attention, fair and competitive rates, low fees, and a variety of savings programs including tax-deferred retirement programs.

         We compete for loan originations primarily through the quality of services we provide to the Bank's loan customers, competitive interest rates and reasonable loan fees, rapid and local decision-making and the range of services we offer. Our competition in originating loans comes principally from other commercial banks, credit unions, insurance companies, mortgage banking companies and savings and loans.


        The following table shows market share of deposits for Washtenaw County by financial institution June 1999 and June 1998, from the FDIC's annual branch deposit survey. (Market share data as of June 2000 was not available as of December 20, 2000).


WASHTENAW COUNTY FINANCIAL INSTITUTION DEPOSITS:

                                                                      1999         1998
                                                                      ----         ----
     Great Lakes Bancorp                                             17.8%        16.2%
     National City Bank                                              12.8%        14.4%
     Bank One                                                        11.1%         9.5%
     Comerica Bank                                                   10.7%         9.8%
     Key Bank                                                         7.3%         7.1%
     Ann Arbor Commerce Bank                                          4.5%         3.6%
     Standard Federal FSB                                             4.2%         4.1%
     Flagstar Bank FSB                                                4.0%         1.9%
     University of Michigan CU                                        3.5%         2.9%
     Chelsea State Bank                                               3.3%         3.1%
     Citizens Bank                                                    3.2%         3.3%
     Huron River Area CU                                              3.0%         2.5%
     Bank of Ann Arbor                                                2.8%         2.2%
     Michigan Natl Bank                                               2.5%         2.3%
     Republic Bank                                                    2.3%        11.1%
     Midwest Financial CU                                             2.0%         1.7%
     Automotive FCU                                                   1.4%         1.2%
     University Bank                                                  0.9%         1.0%
     United Bank & Trust                                              0.9%         0.0%
     Charter One FSB                                                  0.7%         0.6%
     5 Credit Unions, 2 Banks                                         1.2%         1.4%

     Total Deposits (billions)                                      $3.865       $4.060


        Total deposits in the county decreased 4.8% from June 1998 to June 1999. In attracting deposits, our primary competitors for deposits are mutual funds, other commercial banks, credit unions, savings and loans and insurance companies.



         Our main office is adjacent to the University of Michigan Hospital complex. The complex employs a total of 7,800 persons. In mid-February 1999, the nearest competitor to the Bank's main office, a National City Bank branch, was permanently closed. While the bank competes with all of these financial institutions for loans and deposits and in particular the eight financial institutions that have branch offices in the Northeast Ann Arbor market area, the other major competitor in the immediate local deposit market near the Medical Center complex is Midwest Financial Credit Union, formerly known as Hospital & Health Services Credit Union. Our main office was formerly the headquarters of this credit union, which moved its office to a new office building three miles from the Medical Center Complex.


         The Ann Arbor banking market is dominated by banks which are owned by out-of-area holding companies. In the city of Ann Arbor, the University of Michigan Credit Union is the largest locally-owned financial institution. The only locally-owned community financial institutions, excluding University Bank, are Huron River Area Credit Union, Midwest Financial Credit Union, Bank of Ann Arbor, Automotive Federal Credit Union and several smaller credit unions.

MORTGAGE BANKING

         Origination. We originate internally or via other financial institutions residential home loans which generally qualify for sale to secondary market investors under the underwriting criteria of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Government National Mortgage Association. Loans purchased or originated internally are either sold directly to FHLMC, FNMA or GNMA, or are pooled into mortgage-backed securities and the securities are sold to investors in the secondary market. We also keep some residential mortgages for our loan portfolio as an investment.

         Our retail mortgage origination operations encounter competition for the origination of residential real estate loans primarily from savings institutions, commercial banks, insurance companies and other mortgage banking firms. Many of these firms have a well established customer and/or borrower client base. Some competitors, primarily savings institutions, insurance companies and commercial banks, have the ability to create unique loan products from time to time because they are able to close the loans for their own portfolio rather than sell into the secondary market. Our ability to hold mortgage loans for our portfolio helps us to compete more effectively. Most loans sold into the secondary market, however, go to the same sources, those being Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Government National Mortgage Association guaranteed securities. Most lenders have access to these secondary market sources; therefore, competition often becomes more a matter of service and pricing than that of product. As a mortgage loan originator and a purchaser of mortgage loans through correspondents, we must be able to compete with respect to the types of loan products offered by competitors to borrowers and correspondents, including the price of the loan in terms of origination fees or fee premium or discount, loan processing costs, interest rates, and the service provided by our staff. An important element in our ability to compete is master purchase agreements negotiated periodically with FNMA and FHLMC with low and competitive loan guarantee fees, a wide variety of mortgage programs, and a variety of flexible underwriting criteria. Our ability to secure these master purchase agreements is dependent upon the performance from a quality perspective of loans previously sold to the agencies.

         During lower interest rate environments, competition for loans is less intense due to the large number of loans available for origination. As interest rates rise and the number of loans available for origination diminishes, competition becomes quite intense and companies with larger investor bases, flexibility with respect to type of product offered and greater experience in dealing in these types of markets tend to be the most successful.

         We also originate residential loans to be held in portfolio, and management believes that this product together with the product offerings which FHLMC, FNMA and GNMA have are sufficient for our competitive needs. Although we are currently licensed as a HUD Title 1 and Multifamily seller/servicer, we have no plans at this time to expand our utilization of HUD or GNMA programs. We also are correspondents for several impaired credit conduits and sell this type of residential mortgage on a non-recourse, servicing released basis.

         Mortgage Servicing and Subservicing. Servicing competition is somewhat less intense than the loan origination aspect of mortgage banking. Due to net worth and management requirements, many mortgage origination companies do not have the capacity to service loans. Falling interest rates present competitive challenges for the mortgage servicing operation in that mortgagors are more likely to refinance existing mortgages. The quality of service and the ability of the origination operation to compete on price and service is important in retaining these customers by refinancing them internally, rather than losing the refinancing transaction to a competitor. Increased refinancing activity as a result of falling interest rates should decrease profitability of mortgage servicing by increasing amortization charges on purchased mortgage servicing rights.

         In the subservicing business, Midwest Loan Services competes primarily with about 30 firms nationwide, including specialized subservicing units of mortgage banking companies, and specialized firms owned by banks and savings and loans. Most of these companies have substantially larger financial resources than Midwest Loan Services, and some of them are located in rural areas with low prevailing wages.


         Midwest Loan Services is located in Houghton, Michigan in the western Upper Peninsula of Michigan. Personnel and occupancy costs are the largest costs in a mortgage servicing operation, and the prevailing wages and occupancy costs in the Upper Peninsula of Michigan are generally lower than the national average. Midwest Loan Services has developed a unique business extranet website for its business partners and their retail customers. Through its website at www.subservice.com, Midwest Loan Services provides the opportunity for all customers to access their mortgage information 24 hours a day 7 days a week in an environment which provides seamless access to all information. Business partners have access to all mortgage data as easily as if it were serviced on their in-house computer system. Customers can access all information about their accounts and perform any type of transaction through the internet. To the best of our knowledge, Midwest Loan Services has the most advanced internet mortgage servicing technology in the industry. As a result of both low personnel costs and its internet technology, we believe that Midwest Loan Services' mortgage servicing operation has a competitive advantage.


MICHIGAN BIDCO AND NORTHERN MICHIGAN FOUNDATION

         Michigan BIDCO seeks to invest in businesses located in Michigan. The BIDCO's objective is to seek profit while fostering job growth and economic development in its market area. BIDCO competes with other specialized lenders and wealthy investors who make risk-oriented investments in businesses located in Michigan. The BIDCO assumes more credit risk in a typical investment than commercial banks generally are willing to assume when they make loans. The BIDCO does not make an investment in a company unless it can be shown that the funds are not available from a traditional bank lender; therefore, the BIDCO does not compete with banks. There is only one other BIDCO in Northern Michigan and there are six active BIDCOs in Lower Michigan.


         The BIDCO's staff manages a 501(c)3 tax-exempt non-profit re-lending company, Northern Michigan Foundation under a management contract, which has received the right to borrow $2,012,801 at 1% interest for 30-years from the U.S. Department of Agriculture (USDA) Intermediate Relending Program. The Foundation is one of three non-profit, privately-run, USDA Intermediate Re-lending Programs located in Northern Michigan. Each of these community development loan funds covers six counties as its primary market area. Generally, the Foundation competes with other specialized non-bank lenders and wealthy investors who make risk-oriented investments in businesses located in northern Michigan.


         Since 1996, the BIDCO has pursued a strategy of liquidating its existing investment portfolio to raise cash for two purposes: 1) the buyout of some of the investors in the BIDCO; and 2) expanding its funds under management through other government agency economic development programs (Conifer Capital L.P. - a small business investment company and Northern Michigan Foundation). Michigan BIDCO is currently offering to repurchase University Bank's shares of Michigan BIDCO, but is awaiting approval from the Commissioner of the Michigan Financial Institutions Bureau.


                                  RECENT EVENTS

         University Bank had unaudited net income in the month of October 2000 of $38,295.

         As part of the acquisition of Midwest Loan Services, the Company is required to pay an earn-out in an amount equal to 124% of the amount of Midwest Loan Services' pre-tax income in excess of $375,000 in any calendar year until the year ending December 31, 2000. No further payments after December 31, 2000 are required and the total cumulative payments cannot exceed $310,000. Midwest Loan Services' preliminary unaudited pre-tax profit through October 31, 2000 was $495,459, including $161,387 in pre-tax income just in the month of October 2000. A substantial earn-out may be required to be paid if this trend continues. If Midwest earns an additional $129,541 in pre-tax profit in the final two months of 2000, the maximum $310,000 of earn-out could be owed by the Company. Such payments would be due 60 days after the completion of the Company's audited financial statements.

         On November 28, 2000, University Bancorp, Inc. issued a private placement of $725,000 of 6% cumulative, non-voting, convertible, preferred stock which will allow the Company to meet the requirement of $2,000,000 in Net Tangible Capital for continued listing on the NASDAQ Small-Cap Market. The Company's pro-forma consolidated balance sheet as of October 31, 2000 reflects an adjusted amount of shareholder equity of $2,171,458 before the impact of the rights offering, but giving consideration to the $725,000 in preferred stock.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

         The purpose of the following discussion and analysis is to assist the reader in understanding and evaluating the changes in financial position and results of operations over the past several years. You should refer to the consolidated financial statements, the related notes thereto, and statistical information presented elsewhere in this prospectus when reading this section of the prospectus.



STRATEGY

         Since its inception, we have pursued a strategy of growth through internal expansion built on providing a full range of quality banking services in selected community market areas, together with the creation of niche-oriented specialty financial services units which aim to provide us with a higher return on equity together with economies of scale to enhance the competitiveness of our banking services in our targeted community markets.

         Our current plan is to continue to grow the Bank's traditional community banking, insurance & investment operations in the Ann Arbor area, to expand our money management activities (including University Insurance & Investment Services), and to grow our remaining mortgage banking subsidiary, Midwest Loan Services.

BACKGROUND

         The discussion below must be considered in light of the fundamental changes resulting from the sale in November 1999 of Varsity Mortgage.


THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEARS ENDED DECEMBER 31, 1998 AND 1997

SUMMARY OF RESULTS OF OPERATIONS

         Our net loss from continuing operations was $(723,725) in 1999, $(801,291) in 1998 and $(1,381,055) in 1997. Earnings (loss) per share from continuing operations for 1999, 1998 and 1997 were $(0.36), $(0.40) and $(0.72), respectively. Including both continuing operations and discontinued operations, our net loss was $(915,480) in 1999, $(198,049) in 1998 and $(1,117,924) in
1997.

         Including only activity from continuing operations, the decreased loss in 1999 versus 1998 was principally due to improved results at the Ann Arbor retail banking office as a result of a 28% increase in portfolio loans excluding loans held for sale, and improved results at Michigan BIDCO, which were only partially offset by the loss of a legal suit which caused a loss of $152,000 plus legal expenses of about $40,000.

         The Bank's discontinued mortgage banking subsidiaries, Varsity Mortgage and Varsity Funding had total losses of $191,755 in 1999 versus profits of $603,242 in 1998 and $263,131 in 1997. The $794,997 swing between 1998 and 1997 accounted for more than 100% of the overall shortfall in pre-tax income versus management's budget for 1999.

         The decreased loss in 1998 versus 1997 was principally due to decreased losses at the Bank's new Ann Arbor retail banking office. During the year non-interest expenses at the retail bank division were decreased by $890,139, and certain aspects of underlying operating results including key indicators such as net interest income improved so that the Bank achieved a break-even result during the year from ongoing operations. Unusual or non-recurring expenses exceeded unusual or non-recurring profits and decreased the Bank's income by $342,000.

Pre-tax income (loss) from continuing operations was as follows for the years ended December 31, 1999, 1998 and 1997 (in $000s):

         Banking:
                  Retail banking                                 (363)           (914)          (1,432)
                  Mortgage banking                               (531)           (150)              28
                  Merchant Banking (1)                            543             128              (55)
         Corporate Office                                        (340)            (64)            (215)
                                                                -----          ------           ------
         Total                                                   (691)         (1,000)          (1,674)

(1) Reflects only the Bank's share of Michigan BIDCO's net income in the first quarter of 1999. 1998 and 1997 reflect BIDCO's net income under the equity method which was 44.1%. Effective April 1, 1999, we increased our overall ownership of Michigan BIDCO to 80.1%, and the results of Michigan BIDCO are included in our consolidated results from that day forward for 1999.

NET INTEREST INCOME

         Net interest income represents the dollar amount by which interest income generated by interest-earning assets exceeds the cost of funds. Interest-earning assets consist primarily of loans, short term investments and investment securities, and the principal cost of funds is the interest paid on deposit accounts and other borrowings. Net interest income is affected by (i) the difference between the average rate of interest earned on the Bank's interest-earning assets and the average rate paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its average interest-earning assets and interest-bearing liabilities. In order to maintain and increase earnings during periods of fluctuating interest rates, it is imperative that interest-earning assets and interest-bearing liabilities be managed effectively. Trends in net interest income provide a measure of the effectiveness by which a financial institution manages its interest rate sensitivity.

         In each period, net interest income on a consolidated basis was reduced by interest expense associated with University Bancorp's bank loan indebtedness. The interest expense was $0.08 million in 1999, $0.09 million in 1998 and $0.11 million in 1997.

         In the following table, non-accrual loans are included in the average balances. The table presents, for the periods and dates indicated, the average balances (all averages are calculated using monthly averages) of, the interest earned or paid on, and the weighted average yield earned or rate paid on, our interest-bearing assets and liabilities:

NET INTEREST INCOME TABLE

                                                   ------------------- -----------------------------------------------
                                                      At Dec-31-99                           1999
                                                   ------------------- -----------------------------------------------
                                                        Average            Average          Interest        Average
                                                         Yield             Balance           Inc/Exp         Yield
Interest Earning Assets:
          Commercial Loans                               9.36%         $ 10,991,176     $  1,100,049       10.01%
          Real Estate Construction Loans                 9.69%            1,251,077          120,269        9.61%
          Real Estate Mortgage Loans                     8.29%           18,142,245        1,317,127        7.26%
          Installment/Consumer Loans                     9.56%            4,115,908          404,801        9.84%
                                                                       ------------     ------------

     Total Loans                                         8.91%           34,500,406        2,942,246        8.53%

     Investment Securities                               6.07%            3,482,913          197,367        5.67%
     Federal Funds & Bank Deposits                       5.26%            1,177,852           54,981        4.67%
                                                                       ------------     ------------
          Total Interest Earning Assets                  8.61%         $ 39,161,171       $3,194,594        8.16%

Interest Bearing Liabilities:
         Now/Super-Now Deposits                          3.14%         $  3,169,317         $100,543        3.17%
         Savings Deposits                                2.00%              225,017            4,799        2.13%
         Time Deposits                                   6.13%           18,992,483        1,071,991        5.64%
         Borrowed Funds                                  5.72%            1,751,173          111,245        6.35%
         Money Market Deposit Accounts                   4.39%           11,747,329          487,866        4.15%
         BIDCO Debt                                      9.00%            1,793,542          111,725        6.23%
         Holding Company Debt                            9.75%              757,285           78,392       10.35%
                                                                       ------------     ------------

        Total Interest Bearing Liabilities               5.40%         $ 38,436,146     $  1,966,561        5.12%
                                                                       ------------     ------------

Net Earning Assets, net interest
   income, and interest rate spread                      3.21%         $    725,025     $  1,228,033        3.04%

Net yield on interest-earning assets                     3.38%                                              3.14%

NET INTEREST INCOME TABLE

                                                   -------------------------------------------------------
                                                                             1998
                                                   -------------------------------------------------------
                                                          Average                  Interest       Average
                                                          Balance                  Inc/Exp        Yield
Interest Earning Assets:
          Commercial Loans                              $  9,680,308            $  1,010,205      10.44%
          Real Estate Construction Loans                     644,430                  65,269      10.13%
          Real Estate Mortgage Loans                      22,419,974               1,726,354       7.70%
          Installment/Consumer Loans                       4,590,026                 464,041      10.11%
                                                        ------------            ------------

     Total Loans                                          37,334,738               3,265,869       8.75%

     Investment Securities                                 1,796,853                 153,418       8.54%
     Federal Funds & Bank Deposits                         2,255,064                 125,024       5.54%
                                                        ------------            ------------

          Total Interest Earning Assets                 $ 41,386,655            $  3,544,311       8.56%

Interest Bearing Liabilities:
         Now/Super-Now Deposits                         $  2,956,611            $    118,622       4.01%
         Savings Deposits                                    158,350                   3,900       2.46%
         Time Deposits                                    24,238,176               1,444,236       5.96%
         Borrowed Funds                                    1,481,112                  85,604       5.78%
         Money Market Deposit Accounts                    13,218,519                 617,431       4.67%
         Holding Company Debt                                884,764                  88,893      10.05%
                                                        ------------            ------------

          Total Interest Bearing
               Liabilities                              $ 42,937,532            $  2,358,686       5.49%
                                                        ------------            ------------

Net Earning Assets, net interest
   income, and interest rate spread                     $ (1,550,877)           $  1,185,625       3.07%

Net yield on interest-earning assets                                                               2.86%

NET INTEREST INCOME TABLE

                                                      ----------------------------------------------------
                                                                                1997
                                                      ----------------------------------------------------
                                                           Average              Interest           Average
                                                           Balance              Inc/Exp             Yield
Interest Earning Assets:
          Commercial Loans                              $ 12,051,647        $  1,092,970            9.07%
          Real Estate Construction Loans                     828,157              65,665            7.93%
          Real Estate Mortgage Loans                      21,723,711           2,183,233           10.05%
          Installment/Consumer Loans                       4,786,743             471,542            9.85%
                                                        ------------        ------------

     Total Loans                                          39,390,258           3,813,410            9.68%

     Investment Securities                                 2,272,225             305,966           13.47%
     Federal Funds & Bank Deposits                         5,498,798             355,151            6.46%
                                                        ------------        ------------

          Total Interest Earning Assets                 $ 47,161,281        $  4,474,527            9.49%

Interest Bearing Liabilities:
         Now/Super-Now Deposits                         $  3,360,913        $    156,902            4.67%
         Savings Deposits                                    572,551              13,745            2.40%
         Time Deposits                                    27,885,534           1,672,477            6.00%
         Borrowed Funds                                    6,512,328             424,419            6.52%
         Money Market Deposit Accounts                    16,686,401             832,345            4.99%
         Holding Company Debt                                937,363             108,195           11.54%
                                                        ------------        ------------

          Total Interest Bearing
               Liabilities                              $ 55,955,090        $  3,208,083            5.73%
                                                        ------------        ------------

Net Earning Assets, net interest
   income, and interest rate spread                     $ (8,793,809)       $  1,266,444            3.76%

Net yield on interest-earning assets                                                                2.69%

         The tables above do not specify the average level of non-interest bearing demand deposits, which were $2,306,983, $2,626,160 and $3,510,337 for the years ended December 31, 1999, 1998 and 1997, respectively, as computed using month-end balances for these years.


         Including only activity from continuing operations, net interest income increased from $1.19 million in 1998 to $1.23 million in 1999, mainly as a result of an increase in net interest-earning assets and the net yield on interest-earning assets. During the year ended December 31, 1999, the average interest-earning asset base fell by $2.23 million or 5.4% from 1998, while average interest-bearing liabilities decreased by $4.50 million or 10.5%. Net interest earning assets increased by $2.28 million as a result of the BIDCO's sale of various non-interest-earning assets during 1999. Due to the decrease of wholesale deposits in the mix of interest-bearing liabilities, the average cost of interest-bearing deposits decreased from 5.38% in 1998 to 4.88% in 1999. As a result of the decrease of interest-bearing liabilities at a rate greater than the decrease in interest-earning assets which more than offset a decrease in yield on interest-earning assets in an amount greater than the decline in the rate on interest-bearing liabilities, the net interest margin increased to 3.14% in 1999 from 2.86% in 1998. Short term interest rates in both 1998 and 1999 were mostly stable until mid-year 1999, and since then short term interest rates have risen sharply. Long term interest rates hit 30-year lows in October 1998 and trended sharply higher throughout 1999.

         Including only activity from continuing operations, net interest income decreased to $1.19 million in 1998 from $1.27 million in 1997, mainly as a result of a larger decrease in interest-bearing liabilities than the decrease in interest-earning assets, which was more than offset by a decline in the yield on interest-earning assets, which fell faster than the decline in the cost of interest-bearing liabilities. During the year ended December 31, 1998, the Bank's average interest-earning asset base fell by $5.77 million or 12.2% from 1997, while average interest-bearing liabilities decreased by $13.02 million or 23.3%. Due to a restructuring of the interest rate earned on loans held for sale charged to the Bank's Varsity subsidiaries, the average yield on interest-earning assets decreased to 8.56% from 9.49% in 1997. Due to the decrease of wholesale deposits in the mix of interest-bearing liabilities, the average cost of deposits decreased from 5.52% in 1997 to 5.38% in 1998. The decrease in yield on interest-earning assets in an amount greater than the decline in the cost of interest-bearing liabilities, was more than offset by an expansion in interest-earning assets relative to interest-bearing liabilities, and as a result, the net interest margin increased to 2.86% in 1998 from 2.69% in 1997. Interest rates were mostly stable until September 1998, and short term interest rates declined for the balance of the year.

         At December 31, 1999, the net yield on the Bank's interest-earning assets was 3.38% up from the average net yield for the 1999 year of 3.14%, principally as a result of higher rates on interest earning assets. Fee income from our mortgage banking originations, income from our portfolio of mortgage servicing rights and the income or loss from the Bank's investment in its subsidiaries are not included in these calculations.

         The following table presents information regarding fluctuations in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume); with the rate/volume variance allocated to changes in rate and volume, based on the relationship of the absolute dollar amount of the change in each:

RATE VOLUME TABLE

                                                        ------------------------------------
                                                                          1999
                                                        ------------------------------------
                                                           Volume       Rate        Total

Interest Income
   Commercial Loans                                     $ 132,498    $ (42,654)   $  89,844
   Real Estate Construction Loans                          58,478       (3,478)      55,000
   Real Estate Mortgage Loans                            (314,902)     (94,325)    (409,227)
   Installment/Consumer Loans                             (46,901)     (12,339)     (59,240)
   Investment Securities                                  108,318      (64,369)      43,949
   Federal Funds & Bank Deposits                          (52,630)     (17,413)     (70,043)
                                                        ---------    ---------    ---------
   Total Interest Income                                 (115,139)    (234,578)    (349,717)

Interest Bearing Liabilities:
   Now/Super-Now Deposits                                   8,077      (26,156)     (18,079)
   Savings Deposits                                         1,475         (576)         899
   Time Deposits                                         (299,312)     (72,933)    (372,245)
   Borrowed Funds                                          16,611        9,030       25,641
   Money Market Deposit Accounts                          (64,902)     (64,663)    (129,565)
   BIDCO Debt                                             111,725            0      111,725
   Holding Company Debt                                   (13,129)       2,628      (10,501)
                                                        ---------    ---------    ---------

      Total Interest Expense                             (239,455)    (152,670)    (392,125)
                                                        ---------    ---------    ---------

         Net Interest Income                            $ 124,316    $ (81,908)   $  42,408
                                                        =========    =========    =========

RATE VOLUME TABLE

                                                    --------------------------------------
                                                                     1998
                                                    --------------------------------------
                                                       Volume       Rate         Total

Interest Income
   Commercial Loans                                  $(233,410)   $ 150,645    $ (82,765)
   Real Estate Construction Loans                      (16,363)      15,967         (396)
   Real Estate Mortgage Loans                           68,002     (524,881)    (456,879)
   Installment/Consumer Loans                          (19,689)      12,188       (7,501)
   Investment Securities                               (55,491)     (97,057)    (152,548)
   Federal Funds & Bank Deposits                      (185,580)     (44,547)    (230,127)
                                                     ---------    ---------    ---------

      Total Interest Income                           (442,531)    (487,685)    (930,216)

Interest Bearing Liabilities:
   Now/Super-Now Deposits                              (17,651)     (20,629)     (38,280)
   Savings Deposits                                    (10,192)         347       (9,845)
   Time Deposits                                      (217,396)     (10,845)    (228,241)
   Borrowed Funds                                     (295,530)     (43,285)    (338,815)
   Money Market Deposit Accounts                      (164,561)     (50,353)    (214,914)
   Holding Company Debt                                 (5,834)     (13,468)     (19,302)
                                                     ---------    ---------    ---------

      Total Interest Expense                          (711,164)    (138,233)    (849,397)
                                                     ---------    ---------    ---------

         Net Interest Income                         $ 268,633    $(349,452)   $ (80,819)
                                                     =========    =========    =========


LOAN PORTFOLIO

         Information regarding the Bank's loan portfolio as of December 31, 1999 and 1998 is set forth under Note 6 to University Bancorp's consolidated financial statements incorporated by reference in this prospectus.


PROVISION FOR LOAN LOSSES

         The Bank charges to operations a provision for loan losses which creates an allowance for loan losses inherent in the Bank's portfolio. Each year's provision reflects management's analysis of the amount necessary to maintain the allowance for loan losses at a level adequate to absorb anticipated losses. In its evaluation, management considers factors like historical loan loss experience, specifically identified problem loans, composition and growth of the loan portfolio, current and projected economic conditions, and other pertinent factors. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

         Non-performing loans are defined as loans which have been placed on non-accrual status and loans over 90 days past due as to principal or interest and still in an accrual status. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued. See Note 6 of the Consolidated Financial Statements for additional information regarding impaired and past due loans.

         Non-performing loans amounted to $758,310 and $471,832 at December 31, 1999 and 1998, respectively. The increase in non-performing loans during 1999 was because the accounting treatment for the BIDCO changed from year to year and the BIDCO's loans were consolidated in the consolidated totals at December 31, 1999 but were not consolidated at December 31, 1998. Excluding one BIDCO loan on non-accrual at December 31, 1999, the non-performing loans at December 31, 1999 had declined to $362,310 versus $471,832 the prior year.

         Including both continuing operations and discontinued operations, the provision for loan losses in 1999 was $92,648, a decrease of $25,785 from the 1998 level, which in turn was a decrease of $141,567 from the 1997 level of $260,000. Loans charged off net of recoveries were $19,064, $180,385 and $36,830 in 1999, 1998 and 1997, respectively. The allowance for loan losses totaled $532,585, $459,001 and $520,953 at the end of 1999, 1998 and 1997, respectively.
A summary of activity in the allowance for loan losses for 1999, 1998, and 1997 years is illustrated below.

Analysis of the Allowance for Loan Losses ($ in thousands)
---------------------------------------------------------


                                                                           Years Ending December 31,
                                                                        1999         1998         1997
                                                                        ----         ----         ----
Balance at beginning of period                                           $459         $521         $298
Charge offs - Domestic:
 Commercial, financial and agricultural                                     0           25           55
 Real estate-construction                                                   0            0            0
 Real estate-mortgage                                                      60          165            0
 Installment loans to individuals                                           6           66           28
 Lease financing                                                            0            0            0
Charge offs - Foreign:                                                      0            0            0
                                                                         ----         ----         ----
      Total Charge-Offs                                                    66          256           83
                                                                         ----         ----         ----

Recoveries - Domestic:
 Commercial, financial and agricultural                                    28           10            3
 Real estate-construction                                                   0            0            0
 Real estate-mortgage                                                       0           42           24
 Installment loans to individuals                                          19           24           19
 Lease financing                                                            0            0            0
Recoveries - Foreign                                                        0            0            0
                                                                         ----         ----         ----
      Total Recoveries                                                     47           76           46
                                                                         ----         ----         ----

Net charge-offs                                                            19          180           37
Provision for loan losses                                                  93          118          260
                                                                         ----         ----         ----
Balance at end of period                                                 $533         $459         $521
                                                                         ====         ====         ====

Ratio of net charge-offs during period to average loans
outstanding during period                                               0.06%        0.48%        0.09%


Analysis of the Allowance for Loan Losses ($ in thousands)


                                                             Ratio of loans in                      Ratio of loans in
                                                             category to total                      category to total
Applicable to:                                Amount               loans              Amount              loans
                                             Dec. 31,            Dec. 31,            Dec. 31             Dec. 31
                                               1999                1999                1998               1998
                                               ----                ----                ----               ----
Domestic:
Commercial, financial,
  agricultural                                  $268               39.6%               $158                33.5%
Real estate-construction                          10                3.2%                  8                 6.7%
Real estate-mortgage                             110               37.8%                185                36.6%
Installment loans to
  individuals                                     47               19.4%                 68                23.2%
Unallocated                                       98                0.0%                 40                 0.0%
                                                ----              ------               ----               ------
      Total                                      533              100.0%                459               100.0%
                                                ====              ======               ====               ======

($ in thousands)


                                                     December 31, 1999                       December 31, 1998
                                                     -----------------                       -----------------
Total loans (1)                                           $31,112                                 $23,652
Allowance for loan losses                                 $   533                                 $   459
Allowance/Loans, % (1)                                      1.71%                                    1.94%


(1) Excludes loans held for sale.

         The monthly provision for loan loss remained at $7,500 during 1999. Management at Midwest added a special provision of $2,648 during the year for a specific loan loss. The amount of the allowance for loan losses is calculated by applying the following formulas:

Assumptions used in the Analysis of the Allowance for Loan Losses


                                                              Bank's Average        Peer Group        Ratio Used By
                                                                      5 Year      Average Loss    Bank in Allowance
                                                                  Loss Ratio             Ratio          Calculation
                                                              --------------     -------------    -----------------
 Commercial loans, performing (1)                                      0.61%             0.43%                 0.61%
 Commercial loans, classified (2)                                        N/A               N/A                   (2)
 Commercial loan commitments to lend                                   0.00%               N/A                 0.20%
 Real estate mortgage, performing                                      0.22%             0.07%                 0.30%
 Real estate mortgage, classified (3)                                    N/A               N/A                   (3)
 Installment loans to individuals (4)                                  0.00%             0.74%                 1.00%
 Home Equity loans, performing (5)                                     0.00%             0.04%                 0.50%
 Credit Cards (6)                                                      0.00%             1.83%                 2.76%
 Overdrafts (7)                                                          N/A               N/A                15.00%


(1) Performing Loans: The Bank's actual 5-year average losses were 0.61%, and this is the rate used. Per the FDIC Quarterly Banking Profile (FDIC Profile) the loss rate for loans in the central region is .38%. Real estate construction loans are included in commercial loan balances.

(2) Commercial Classified Loans: The allocation for the classified loans was determined by a combination of the risk rating and the collateral value. The loan loss reserve is the greater of the collateral deficiency or the required loan loss reserve for the risk rating. All loans are rated 1 (highest quality) to 8 (lowest quality), with performing loans rated 1 to 4. A Special Mention or Watch List loan (5) requires a minimum of a 5% allocation, a Substandard loan
(6) requires a minimum of a 15% allocation, a Doubtful loan (7) requires a minimum of a 50% allocation and a Loss loan (8) requires a complete charge off of the loan.

(3) Classified Residential Mortgages: A specific analysis is used, based on the Broker Price Opinion value of the home, less a 15% liquidation expense. If the estimated loss is $0, then a 5% (Watch List) allocation ratio is used to account for increased administration costs and risks associated with the foreclosure process.

(4) Installment loans to individuals: The FDIC Profile loss ratio is 1.39%. All Installment loans are rated A-D, with A being highest quality and D being lowest quality. For loans between 32 -120 days delinquent, an allocation can be taken as follows: "A" & "B" Loans - 2.5%, "C" - 5%, "D" - 15%. The Bank typically gives a 15% allocation for all installment loans over 32 days delinquent. However, a specific analysis, based on the FMV of the collateral, less liquidation costs was used for Secured Installment loans greater than 120 days past due. See the UB Classified Loan Report for specific allocations.

(5) Home Equity: Term Loans & Lines of Credit: The rate shown above of 0.50% is for Home Equity Term Loans. The allocation ratio for Home Equity Lines of Credit is .75% since they carry higher risk since they do not amortize during the life of the loan.

(6) Credit Cards: The FDIC Profile loss ratio is 4.13%.

(7) Overdrafts: Overdrafts generally carry an unusually high risk of loss as they are generally unsecured and are rated the same way as non-performing installment loans with an allocation ratio of 15%.

         The Bank's overall loan portfolio is geographically concentrated in Ann Arbor and the future performance of these loans is dependent upon the performance of relatively limited geographical areas. Since the Bank has a limited experience with its loan portfolio in Ann Arbor, the Bank's historical loss ratios may be less than future loss ratios.

         Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, although the ultimate adequacy of the allowance for loan losses is dependent upon future economic factors beyond our control. A downturn in the general nationwide economy will tend to aggravate, for example, the problems of local loan customers currently facing some difficulties. A general nationwide business expansion could result in fewer loan customers being unable to repay their loans.

NON-INTEREST INCOME AND NON-INTEREST EXPENSE

         Included in results for 1999 is a loss of $152,000 due to an adverse legal judgment and associated legal expenses of about $40,000. In 1999, the Bank sold its Varsity Mortgage and Varsity Funding subsidiaries. The Varsity Mortgage and Varsity Funding discontinued operations had a combined loss of $191,755 for the 1999 year versus profits in 1998 of $603,242 and 1997 of $263,131. The discontinued operations had $2,165,509 of total non-interest expenses during 1999.

         Non-interest income. Including only continuing operations, non-interest income in 1999 increased from $2,129,494 to $2,289,126 in 1999, an increase of 7.5%. The increase in 1999 was mainly the result of increased revenues from merchant banking (BIDCO) income, which was included because the BIDCO's results were consolidated for the first time and more than offset a decline in mortgage banking income. Other non-interest income in 1998 also included gains from the sale of excess property.

         Non-interest income in 1998 rose to $2,129,494 from $1,819,721 in 1997, an increase of 17.0%. The increase in 1998 was mainly the result of mortgage banking income, but all categories increased, including increased gains from securities sales, gains from the sale of excess property, increased service charges and fees, and net income from Michigan BIDCO.

         Mortgage Banking. Mortgage banking, servicing and origination fees decreased to $1,151,923 in 1999 from $1,493,095 in 1998. The decrease in mortgage banking fee income was the result of a decrease in loan purchase and origination volumes during 1999 and a decrease in the size of the servicing rights portfolio.

         The servicing rights portfolio totaled $64,366,000 of FHLMC and FNMA mortgages at December 31, 1999, versus $95,588,000 at December 31, 1998. All servicing in 1999 was done by Midwest Loan Services. The amount decreased as a result of a portfolio sale of servicing rights by the Bank in December 1998 (which settled in March 1999), and payoff and refinancing of existing rights throughout the year. The following table summarizes the portfolio by type and mortgage note rate:

Interest Rate Stratification of the Bank's Servicing ($ in 000's)


                                                FIXED RATE - BY MATURITY

Mortgage Rate (%)               ARMs            UNDER 10         10-25              OVER 25
-----------------             -------           --------        --------            -------
9.00 and up                   $   397             $  0          $     97            $    613
8.50 - 8.99                       823                0               167               1,523
8.00 - 8.49                     3,070                0               288               4,743
7.50 - 7.99                     2,057                0             2,591              20,649
7.00 - 7.49                       975                0             6,188              11,381
6.50 - 6.99                         0               25             4,903               2,840
6.00 - 6.49                         0                0               772                  88
Under 6.00                          0                0                 0                 176
                              -------             ----          --------            --------
   Totals                     $ 7,322             $ 25          $ 15,006            $ 42,013
                              =======             ====          ========            ========

Current market interest
rates                           7.50%            7.50%             8.13%               8.38%
Average annual servicing fee    0.38%            0.25%             0.25%               0.27%


         Mortgage interest rates hit 30-year lows in October 1998 and rose steadily from that point throughout 1999. Midwest Loan Services actively refinanced its existing portfolio during 1999, causing increased amortization of mortgage servicing rights as well as increased fee income.

         Based on recent comparable sales and indications of market value from industry brokers, management believes that the current market value of the Bank's portfolio of mortgage servicing rights slightly exceeds cost. Market interest rate conditions can quickly affect the value of mortgage servicing rights in a positive or negative fashion, as long term interest rates rise and fall.

Servicing Rights Held by University Bank ($ amounts in 000's)


                                                                December 31, 1999       December 31, 1998
                                                                -----------------       -----------------
Total servicing                                                       $64,366                 $95,588
Book value of servicing                                                  $704                    $948
Estimated market value of servicing:
  Management estimate (1)                                                $755                    $950
  Discounted cash flow (2)                                               $869                  $1,066
Estimated excess of market over book value (3)                       $51-$165                 $2-$118

(1) In addition to checking the market value of servicing rights with similar characteristics to our portfolio, we also analyze the portfolio using the following assumptions: The market value of servicing is based upon market transactions at December 31, 1999 of 5.3x (5.3 times the servicing fee) for 30-year servicing, 4.4x for 15-year servicing, 3.6x for Balloon servicing and 3.0x for ARM servicing. The market value of servicing at December 31, 1998 was based on a price of 4.3x for 30-year servicing, 3.6x for 15-year servicing, 2.6x for Balloon servicing and 1.8x for ARM servicing. Excess servicing is discounted from these amounts at a multiple of one times the servicing fee.

(2) Uses net present value analysis of future cash flows, discounted back at rates ranging from 10 to 12% in 1999 and 1998.

(3) Range based upon the two methods used in (1) and (2), above. During 1999 purchases and sales of mortgage servicing rights by third-parties evidenced an increasing trend in price as long term interest rates increased throughout the year.

         Additional information regarding the Bank's mortgage banking activities for the past three years is set forth in Note 5 to our consolidated financial statements.

         Michigan BIDCO. Michigan BIDCO, invests in businesses in Michigan with the objective of capital gains while fostering job growth and economic development. As of December 31, 1999, the BIDCO had made twenty-eight investments, amounting to a total of $13,463,600 at original cost, before repayments or participations sold. At December 31, 1999, Michigan BIDCO had total assets of $3,228,441 versus $5,327,697 at December 31, 1998. As discussed above under "ITEM 1.- Business, Lines of Business, Michigan BIDCO", as of December 31, 1999, the consolidated financial statements include the BIDCO and are presented using the investment company method, and, accordingly, investments in stocks, stock rights, limited liability companies and loans ("BIDCO Investments") are reported at fair value.

         Due to the change in accounting treatment of our investment in the BIDCO to consolidation using the investment method from the equity method, the following discussion of the BIDCO's financial results for 1999 versus 1998 compares the BIDCO's own financial results and not just our pro rata share of the results based on the accounting and consolidation methods used in 1998 and 1999. We realized pre-tax income from the investment in the BIDCO of $128,219 in 1998 versus income of $543,174 in 1999.

         Securities. Proceeds from sales of marketable equity securities included in proceeds from sales of investment securities were $74,550, $142,088 and $166,498 for the years ended December 31, 1999, 1998 and 1997, respectively. Gross gains of approximately $1,879, $97,993 and $41,155 were realized on 1999, 1998 and 1997 sales, respectively. Gross losses of $17,981 were realized on 1999 sales and no gross losses were realized on 1998 and 1997 sales. See "Recent Events", above.

         Proceeds from sales of available for sale debt securities were $530,763, $0 and $5,740,991 for the years ended December 31, 1999, 1998 and
1997, respectively, excluding sales associated with the Bank's mortgage banking operation. There was a gross gain of $625 on 1999 sales, and no gain or loss on 1998 sales. Gross gains of approximately $29,726 and gross losses of approximately $63,166 were realized on 1997 sales.

          At December 31, 1999, gross unrealized losses in the our available-for-sale securities were $585,000 and gross unrealized gains were $0. At December 31, 1998 gross unrealized losses in our available-for-sale securities were $191,000 and gross unrealized gains were $8,000. At December 31, 1997 gross unrealized losses in our available-for-sale securities were $27,961 and gross unrealized gains were $46,549. Sales of loans pooled into mortgage backed securities in connection with the Bank's mortgage banking activities were $24,603,894 in 1999, $48,236,448 in 1998 and 171,639,196 in 1997.

         Non-interest expense. Including only activity from continuing operations, our non-interest expense decreased from $4,204,947 in 1998 to $4,115,712 in 1999, a 2.1% decrease. During the year non-interest expenses at the retail bank division were decreased as a result of continued efforts at cost control. Legal expenses remained high as a result of an adverse judgment in a lawsuit which resulted in about $192,000 in total costs. Data processing expenses were higher primarily because of a variety of Year 2000 expenses which were incurred and expensed and various internet initiatives, including internet banking and development projects at Midwest Loan Services. University Bancorp's total non-interest expense increased $113,443 because of an adverse legal judgment against University Bancorp, which caused the category of legal and audit expense to increase $160,502, including a substantial portion of the $192,000 legal expense mentioned previously, which was only partially offset by declines in other categories including salaries and benefits, occupancy and other expense.

         Our non-interest expense decreased by $295,091 or 6.6% in 1998 as compared to 1997. During the year, non-interest expenses at the Ann Arbor-based retail bank division were substantially decreased as a result of a variety of cost cutbacks in an effort to streamline the operation. The cost cutbacks were initiated by new senior management at the Bank. During the year, the Newberry and Saline operation centers were sold and all operations centralized in the Ann Arbor main office. Excess personnel costs were reduced, and a variety of other efficiencies realized. This decrease was offset by ongoing growth at the Bank's mortgage subsidiary, Midwest Loan Services. In addition, legal expenses remained high as a result of various projects including approximately $75,000 spent on the unsuccessful litigation against the RTC, and a variety of Year 2000 expenses were incurred and expensed. University Bancorp's total non-interest expense decreased $13,963 primarily as a result of decreases in public listing expense and audit and legal expense as certain projects finished in 1997. Partially offsetting this decrease at University Bancorp was an increase in ESOP contributions expense and salary and related expenses reimbursed to a consultant in connection with a special project.


         Internet Banking. Management has begun a project to offer transactional internet banking for all bank products. The internet banking product is now in beta test. The project, which has a capital budget of approximately $100,000, will add ongoing depreciation and operating expenses which are expected to be more than offset by the transfer to the Bank of a portion of approximately $12,000,000 in mortgage servicing escrow accounts controlled by Midwest Loan Services. These escrow deposit accounts are currently held at another bank due to the inability of the Bank currently to offer PC banking to Midwest to facilitate Midwest's daily operational needs.



LIQUIDITY AND CAPITAL RESOURCES

         Our total assets at December 31, 1999 amounted to $40.82 million compared to $54.54 million at December 31, 1998. Loans receivable, net of reserves, increased by $7.39 million to $30.58 million from $23.19 million. Cash and cash equivalents including Federal Funds sold on an overnight basis at the end of 1999 decreased by $7.69 million from the prior year, while securities decreased by $0.32 million. Loans held for sale in the Bank's mortgage banking division decreased by $11.55 million to $0.31 million from $11.86 million. During 1999, management of the Bank continued to pursue a policy of decreasing reliance on certain high cost deposits and borrowings and increasing the rate at which loans held for sale were sold to improve profitability. This policy has resulted in a reduction in total assets, loans held for sale and deposits. In late 1999, we sold Varsity Mortgage, which caused a further drop in loans held for sale. At year-end 1999, the Bank had an unused line of credit from the Federal Home Loan Bank of Indianapolis of $4,386,140, and an unused line of credit from the Federal Reserve Bank of Chicago of $5,252,000.


         University Bank, as an FDIC-insured bank, is subject to certain regulations which require the maintenance of minimum liquidity levels of cash and eligible investments. The Bank has historically exceeded this minimum as a result of its investments in federal funds sold, U.S. government and U.S. agency securities and cash. In addition, University Bancorp had $15,834 in cash and cash equivalents at the end of 1999 to meet cash needs, primarily operating expenses and interest and principal reductions on the University Bancorp's note payable. The balance of the loan was $694,000 and $826,000 at year end 1999 and 1998. The note was refinanced in late 1997, into a seven-year fully amortizing loan. In an effort to maintain the Bank's Tier 1 capital to assets ratio above 7% and to increase capital through retained earnings, management does not expect that the Bank will pay dividends to us in 2000. Management intends that the cash and securities on hand, together with cash from the sale of common stock and the exercise of stock options to be sufficient to cover the required principal reductions during 2000 on University Bancorp's loan.


         At December 31, 1999, University Bancorp had outstanding $304,000 of equity conversion notes, which bear interest at prime rate although all payment of interest is deferred until conversion into common stock or redemption. Notes are redeemable only through the proceeds of a future sale of common stock. Our President, Chairman and members of their family hold the equity conversion notes and provided $121,000 in additional financing during 2000 through the purchase of additional equity conversion notes.

         Our total stockholders' equity at December 31, 1999 was approximately $1.95 million (or 4.8% of total assets) compared to $3.08 million (or 5.7% of total assets) the year earlier. The Bank's regulatory capital at year-end was $3.99 million or 9.43% of the Bank's total regulatory assets and the total risk-adjusted capital ratio of 13.72% exceeded the minimum regulatory risk-based capital requirement of 8% of the risk-adjusted assets for the Bank. The following table provides additional information about the risk-adjusted assets of the Bank and University Bancorp's actual capital percentages:


CAPITAL ADEQUACY TABLE - UNIVERSITY BANK                                             DECEMBER 31, 1999
                                                                            Balance                 Risk Weighted
                                                                          Sheet (000's)             Assets (000's)
                                                                          ----------------------------------------
0% RISK CATEGORY
         U.S. Treasury Securities                                            $   480                     $     -
         Mortgage-Backed Securities Guaranteed by GNMA                             1                           -
         Currency & Coin                                                         436                           -
         Federal Reserve Balance                                                  26                           -
                                                                             -------                     -------
         TOTAL                                                                   943                           -

20% RISK CATEGORY
         Interest-bearing Balances                                                23                           4
         Fed Funds Sold                                                            9                           2
         U.S. Gov't sponsored Agency Sec                                       2,228                         445
         Cash Items                                                              219                          44
         FHLB Stock                                                              848                         170
         Balances due from depository Inst                                       890                         178
                                                                             -------                     -------
         TOTAL                                                                 4,217                         843

50% RISK CATEGORY
         Municipal Revenue Obligation                                            494                         247
         Qualifying 1st liens on 1-4 family                                   12,175                       6,088
                                                                             -------                     -------
         TOTAL                                                                12,669                       6,335

100% RISK CATEGORY
         All other Assets                                                     25,026                      25,026
         Balance Sheet Items excluded from calculation:
         Portion of Mortgage Servicing Rights                                     70                        (123)
         Unrealized Loss on Securities available for sale                       (585)
                                                                             -------                     -------
                    TOTAL ASSETS                                             $42,340                     $32,081
                                                                             =======                     =======


         TIER 1 CAPITAL
         Common Stock                                                            200
         Surplus                                                               4,433
         Undivided Profits & Capital Reserves                                 (1,151)
         Minority Interest                                                       579
         Other identifiable Intangible Assets                                    (70)
                                                                             -------
               TOTAL TIER 1 CAPITAL                                          $ 3,991

         TIER 2 CAPITAL
         Allowance for loans & lease losses                                      532
         Excess loan loss reserve                                               (123)
                                                                             -------
               TOTAL TIER 2 CAPITAL                                          $   409
                                                                             -------
               TOTAL TIER 1 & TIER 2 CAPITAL                                 $ 4,400
                                                                             =======
                    TIER 1/TOTAL ASSETS                                         9.43%
                    TIER 1 & 2/TOTAL ASSETS                                    10.39%
                    TIER 1/TOTAL RISK-WEIGHTED ASSETS                          12.44%
                    TIER 1 & 2/TOTAL RISK-WEIGHTED ASSETS                      13.72%


IMPACT OF INFLATION

         The primary impact of inflation on our operations is reflected in increased operating costs. Since our assets and liabilities are primarily monetary in nature, changes in interest rates have a more significant impact on our performance than the general effects of inflation. However, to the extent that inflation affects interest rates, it also affects our net income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         All financial institutions are significantly affected by fluctuations in interest rates commonly referred to as "interest rate risk." The principal exposure of a financial institution's earnings to interest rate risk is the difference in time between interest rate adjustments or maturities on interest-earning assets compared to the time between interest rate adjustments or maturities on interest-bearing liabilities. This difference is commonly referred to as a financial institution's "gap position." In periods when interest rates are increasing, a negative gap position will result in generally lower earnings as long-term assets are repricing upward slower than short-term liabilities. However during a declining rate environment, the opposite effect on earnings is true, with earnings rising due to long-term assets repricing downward slower than short-term liabilities.

         Rising long term and short term interest rates tend to increase the value of Midwest Loan Services' investment in mortgage servicing rights and improve Midwest Loan Services' current return on these rights by lowering required amortization rates on the rights. Rising interest rates tend to decrease new mortgage origination activity, negatively impacting current income from the Bank's retail mortgage banking operations. Rising interest rates also slow Midwest Loan Services' rate of growth, but increases the duration of its existing subservicing contracts.

         The Bank utilizes a software risk model to determine its overall exposure to changes in interest rates. At December 31, 1999, the model predicts that the Bank's average 12 month GAP as a % of Earning Assets was -4.01%. The model predicts that in a 400 basis point shift upward that the Bank only has $41,000 of annual net interest margin at risk, and $56,000 at risk in a 400 basis point shift down environment.

         However, the software model does not account entirely for the convexity of the Bank's long term zero coupon Treasury securities, the optionality of the Bank's Principal Only securities or our servicing rights which act as Interest Only securities. The Bank's securities portfolio is designed to offset a portion of the market value risk associated with the servicing rights. During 1999, the change in market value of the servicing rights on the cash flow net present value basis as calculated by management was an increase of $47,000. The change in market value of the servicing rights versus book based on management's estimate of market value was an increase of $49,000.


         We also perform a static gap analysis which has limited value as a simulation because of competitive and other influences that are both within and beyond our control and does not take into account the historical variability of deposit balances based on interest rate shifts. The table on the following page details our interest sensitivity gap between interest-earning assets and interest bearing liabilities at December 31, 1999. Certain items in the table are based upon various assumptions which may not necessarily reflect future experience, and therefore, certain assets and liabilities may in fact mature or re-price differently from what is illustrated. The one-year static gap position at December 31, 1999 was estimated at ($16,560,000) or -40.57%:


STATIC GAP ANALYSIS

                       UNIVERSITY BANCORP - December 31, 1999
                  Amounts (in thousands) Maturing or Repricing in


                                     3 Mos      91 Days to       1 - 3          3 - 5        Over 5        All
ASSETS                              or Less       1 Year         Years          Years        Years        Others       Total
------                              -------       ------         -----          -----        -----        ------       -----

Short term investments                 $ 9          $ 0             $ 0           $ 0         $ 0           $ 0         $ 9

Loans, gross                         7,942        8,713           5,309         2,787       6,126             -      30,877

Non-Accrual Loans                        -            -               -             -           -           541         541

Securities                               -            -               1             -       3,474             -       3,475

Other Assets                             -            -               -             -           -         4,379       4,379

Cash & Due From Banks                    -           23               -             -           -         1,519       1,542
                             -----------------------------------------------------------------------------------------------

   TOTAL ASSETS                      7,951        8,736           5,310         2,787       9,600         6,439      40,823
                             -----------------------------------------------------------------------------------------------

LIABILITIES                              -
-----------

CD's $100,000 or more                7,365          955             733             -          95             -       9,148

CD's under $100,000                    811        3,742           1,384             7         698             -       6,642

Money Market Accts                  10,788            -               -             -           -             -      10,788

NOW Accts                            3,052            -               -             -           -             -       3,052

Demand Deposits                      2,126            -               -             -           -             -       2,126

Savings Deposits                       295            -               -             -           -             -         295

Other Borrowings                     4,113            -           1,339           289           -             -       5,741

Other Liabilities                        -            -               -             -           -         1,081       1,081

Shareholder Equity                       -            -               -             -           -         1,950       1,950
                             -----------------------------------------------------------------------------------------------
   TOTAL LIABILITIES &
   EQUITY                           28,550        4,697           3,456           296         793         3,031      40,823
                             -----------------------------------------------------------------------------------------------
   GAP                            ($20,599)      $4,039          $1,854        $2,491      $8,807        $3,408         $ 0
                             ===============================================================================================

   CUMULATIVE GAP                 ($20,599)    ($16,560)       ($14,706)     ($12,215)    ($3,408)            -

   GAP PERCENTAGE                   -50.46%      -40.57%         -36.02%       -29.92%      -8.35%        0.00%


         The following repricing information is provided for the Bank's investment portfolio, using book values, as of December 31, 1999:

Investment Portfolio Maturities ($ in thousands) and Yield by Type:

                                                         Maturity or Repricing Interval:
                                                         ------------------------------
                                                  Less Than          1 Year to        5 Years to        More Than
                                                  One Year            5 Years          10 Years         10 Years
                                                  --------            -------          --------         --------
U.S. Treasuries and Government Agencies:
  Amount                                             $0                   $1              $490           $2,217
  Yield                                              0%                7.38%             6.89%            4.41%

Municipal Obligations:
  Amount                                             $0                   $0                $0             $503
  Yield                                              0%                   0%                0%            6.91%

         Additional information regarding the Bank's investments as of December 31, 1999 and 1998 is set forth under note 3 to our consolidated financial statements incorporated by reference in this prospectus.

         The following information illustrates maturities and sensitivities of the Bank's loan portfolio to changes in interest rates as of December 31, 1999:

Loan Portfolio Maturities by Type ($ in thousands):


                                                      Maturity Interval:
                                                 Less Than         1 Year to          More Than
                                                  One Year          5 Years            5 Years
                                                  --------          -------            -------
Commercial & Financial                            $ 4,551           $ 3,560           $  4,205
Real Estate - Construction                        $ 1,007           $     0           $      0
Real Estate - Mortgage (1)                        $ 1,694           $ 3,933           $  6,140
Consumer                                          $   427           $   860           $  4,735
                                                  -------           -------           --------
      Total                                       $ 7,679           $ 8,353           $ 15,080
                                                  =======           =======           ========


                                              Maturity           Maturity         Total Loans
                                              Less Than          One Year
                                              One Year            or More
Total Variable Rate Loans                      $ 4,094           $ 10,436           $ 14,530
Total Fixed Rate Loans                         $ 3,585           $ 12,997           $ 16,582
                                               -------           --------           --------
      Total Loans (1)                          $ 7,679           $ 23,433           $ 31,112
                                               =======           ========           ========

(1) Excludes residential loans held for sale of $305 and the allowance for loan losses.

INCOME TAXES

         Income tax expense (benefit) in 1999 was $32,524, versus $(198,592) in 1998 and $(292,818) in 1997. A tax benefit resulting in refunds of prior years' taxes paid was realized in 1998 and 1997 for net operating losses as a result of the net losses from operations. In 1999, the deferred tax valuation allowance was increased by $390,218 from $360,000 to $750,218 to establish a valuation allowance for the net deferred tax assets at December 31, 1999, as we are in a tax net operating loss carryforward position and realization of the deferred taxes is not more likely than not. The increase in the valuation allowance resulted in net tax expense for 1999, despite our net loss for 1999.

         In February 1996, the Bank, through a subsidiary, purchased a $1,000,000 interest in a partnership investment in Michigan Capital Fund for Housing Limited Partnership I, a Michigan limited partnership, which invested in federal low income housing tax credits. The initial investment consisted of a $50,000 equity purchase and the execution by the subsidiary of a $950,000 promissory note held by this Partnership. Additional capital contributions are made over time to reduce the balance of the note. The purchase of the tax credits increased our deferred federal income tax assets in 1999, 1998 and 1997 and is expected to decrease the amount of federal income taxes we would otherwise pay annually through 2005. As we currently have no taxable income, a valuation allowance, as discussed above, has been established until such time as we become profitable or the tax credits expire. The additional investment in the credits over the next two years would increase the amount required to be reserved if there is insufficient taxable income to utilize these credits.

         At December 31, 1999, we had available federal income tax loss carryforwards and general business tax credit carryforwards that could be utilized to shelter approximately $2,610,000 in taxable income, and we carried a net deferred tax asset on our books of $0, net of deferred tax asset valuation allowance of $750,218. If we are able to generate sufficient taxable income in future years, the valuation allowance against our net deferred tax asset could be reversed, resulting in an increase in future net income. However, if we do not generate income in the future to utilize the existing deferred tax assets, the amount of the valuation allowance could be increased as additional investments are made in tax credits, resulting in a decrease in future net income.

LEGAL PROCEEDINGS


         Shortly after the acquisition of Midwest Loan Services in December 1995, we discovered that Midwest was owed $30,000 from the former majority owner of Midwest that was not disclosed to us prior to the sale. In response, we held back $45,000 in funds due them from the sale. During the third quarter of 1999, an arbitrator ruled against University Bancorp in this dispute awarding the plaintiff a sum of $167,000, including interest, legal fees, and the sum of $80,000. The $80,000 sum related to another matter which was not originally in dispute and was subject to a separate agreement, which the arbitrator voided. The arbitrator's decision was final and could not be appealed. As a result, $152,000 was charged as an expense during the third quarter of 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000.

                                     SUMMARY

         For the nine months ended September 30, 2000, a net loss of $542,606 was realized versus a net loss of $889,209 in the same period in 1999. Net loss from continuing operations decreased to $542,606 in the 2000 from $729,135 in the 1999 period. Net interest income from continuing operations increased to $959,326 in the 2000 period from $868,892 in the 1999 period, and other income from continuing operations increased to $1,796,106 in the 2000 period from $1,457,191 in the 1999 period. Operating expenses from continuing operations increased to $3,205,244 in the 2000 period from $2,982,660 in the 1999 period. Basic and diluted net loss per share in the nine months ended September 30, 2000 was ($0.27), compared to a net loss of ($0.45) for the nine months ended September 30, 1999 (and a loss of ($0.37) from continuing operations in the 1999 period). The decreased loss in 2000 versus 1999 was due to improved results at Midwest Loan Services and Michigan BIDCO that offset the decrease in income from the results of University Bank. Discontinued operations at Varsity Mortgage were unprofitable during the 1999 period.

         For the three months ended September 30, 2000, net income of $3,763 was realized versus a net loss of $310,849 in the same period in 1999. Net income from continuing operations in the 2000 period was $3,763 versus net loss from continuing operations in the 1999 period of $259,502. Net interest income from continuing operations decreased to $311,169 in the 2000 period from $317,440 in the 1999 period, and other income from continuing operations was $745,367 in the 2000 period versus $587,449 in the 1999 period. Operating expenses from continuing operations decreased to $1,031,025 in the 2000 period from $1,125,333 in the 1999 period. Basic and diluted net income per share in the three months ended September 30, 2000 was $0.00, compared to a net loss of ($0.16) for the three months ended September 30, 1999 (and a loss of ($0.13) from continuing operations in the 1999 period).

         The following table summarizes the net income (loss) of each profit center of the Company for the nine months ended September 30, 2000 and 1999 (in thousands):

         Nine months ended September 30, 2000 Net Income (Loss) Summary:

         Community Banking                                                      $ (819)
         Midwest Loan Services                                                      273
         Merchant Banking (Michigan BIDCO)                                          114
         Corporate Office                                                         (111)
                                                                                ------
              Net Loss                                                          $ (543)
                                                                                =======

         Nine months ended September 30, 1999 Net Income (Loss) Summary:
         Community Banking                                                      $ (684)
         Midwest Loan Services                                                        5
         Merchant Banking (Michigan BIDCO)                                          130
         Corporate Office                                                         (180)
                                                                                -------
         Loss from continuing operations                                          (729)
         Loss from discontinued
           Operations (Varsity Mortgage
           and Varsity Funding)                                                   (160)
                                                                                -------
              Net Loss                                                          $ (889)
                                                                                =======

                            RESULTS OF OPERATIONS

NET INTEREST INCOME

         Net interest income from continuing operations decreased to $311,169 for the three months ended September 30, 2000 from $317,440 for the three months ended September 30, 1999. Net interest income fell primarily because of a lower interest rate spread. The yield on interest earning assets increased from 8.87% in the 1999 period to 9.09% in the 2000 period. The cost of interest bearing liabilities increased from 5.20% in the 1999 period to 5.65% in the 2000 period. Net interest income as a percentage of total average earning assets decreased to 3.35% from 3.49%.

         Net interest income from continuing operations increased to $959,326 for the nine months ended September 30, 2000 from $868,892 for the nine months ended September 30, 1999. Net interest income rose primarily because of a higher interest rate spread. The yield on interest earning assets increased from 8.63% in the 1999 period to 9.08% in the 2000 period. The cost of interest bearing liabilities increased from 5.10% for the 1999 period to 5.34% for the 2000 period. Net interest income as a percentage of total average earning assets increased from 3.21% to 3.58%.

INTEREST INCOME

         Interest income increased to $843,818 in the quarter ended September 30, 2000 from $806,421 in the quarter ended September 30, 1999. The average volume of interest earning assets increased to $36,837,789 in the 2000 period from $36,066,556 in the 1999 period, an increase of 2.1%. The increased volume of earning assets was due to an increase in portfolio loans and investment securities. The overall yield on the loan portfolio increased to 9.45% from 9.23%.
         The average volume of investment securities in the three months ended September 30, 2000 increased 4.7% over the same period in 1999. The yield on the securities portfolio increased from 6.54% in the three month period ended September 30, 1999 to 6.74% in the 2000 period.

         Interest income increased to $2,434,703 in the nine months ended September 30, 2000 from $2,333,338 in the nine months ended September 30, 1999. The average volume of interest earning assets decreased to $35,848,754 in the 2000 period from $36,162,110 in the 1999 period, a decrease of 0.9%. The overall yield on the loan portfolio increased to 9.38% from 9.15%.

         The average volume of investment securities in the nine months ended September 30, 2000 increased 5.1% over the same period in 1999. The yield on the securities portfolio increased from 5.88% in the nine month period ended September 30, 1999 to 6.32% in the 2000 period.

INTEREST EXPENSE

         Interest expense increased to $532,649 in the three months ended September 30, 2000 from $488,981 in the 1999 period. The increase was due to a general increase in short term interest rates over the past year. The cost of funds increased to 5.72% in the 2000 period from 5.26% in the 1999 period. The average volume of interest bearing liabilities increased 0.3% in the 2000 period versus the 1999 period.

         Interest expense increased to $1,475,377 in the nine months ended September 30, 2000 from $1,464,446 in the 1999 period. The increase was due to an increase in rate that more than offset a decrease in average interest bearing liabilities as a result of the general increase in short term interest rates over the past year. The cost of funds increased to 5.34% in the 2000 period from 5.12% in the 1999 period. The average volume of interest bearing liabilities decreased 3.8% in the 2000 period versus the 1999 period.

         The following tables summarize monthly average balances, revenues from earning assets, expenses of interest bearing liabilities, their associated yield or cost and the net return on earning assets for the three months and nine months ended September 30, 2000 and 1999.

NET INTEREST INCOME TABLE





                                                       Three Months Ended                    Three Months Ended
                                           --------------------------------------    -----------------------------------
                                                    September 30, 2000                     September 30, 1999
                                           --------------------------------------    -----------------------------------
                                              Average       Interest     Average       Average       Interest     Average
                                              Balance       Inc/Exp     Yield (1)      Balance       Inc/Exp     Yield (1)
Interest Earning Assets:
          Commercial Loans                    $13,401,989    $328,347      9.72%     $12,793,883     $315,586      9.79%
          Real Estate Loans (2)                15,170,382     340,402      8.90%      15,567,337      339,726      8.66%
          Installment/Consumer Loans            4,728,843     116,067      9.74%       4,271,867       95,590      8.88%
                                              -----------    --------      -----     -----------     --------      -----
     Total Loans                               33,301,214     784,816      9.35%      32,633,087      750,902      9.13%

     Investment Securities (3)                  3,479,129      58,492      6.67%       3,322,992      54,221       6.47%
     Federal Funds & Bank Deposits                 57,446         510      3.52%         110,477       1,298       4.66%
                                              -----------    --------      -----     -----------     --------      -----
          Total Interest Earning Assets       $36,837,789    $843,818      9.09%     $36,066,556     $806,421      8.87%

Interest Bearing Liabilities:
     Demand Deposits                          $ 2,794,612    $ 19,144      2.72%     $ 3,135,899     $ 25,094      3.17%
     Savings Deposits                             353,503       1,777      1.99%         251,650        1,269      2.00%
     Time Deposits                             17,703,268     285,199      6.39%      18,753,823      257,331      5.44%
     Money Market Accts                        11,837,473     140,164      4.70%      11,022,404      114,706      4.13%
     Short-term Borrowings                      3,649,753      61,188      6.65%       1,489,618       24,758      6.59%
     Long-term Borrowings (4)                   1,036,500     25,177       9.64%       2,621,249       65,823      9.96%
                                              -----------    --------      -----     -----------     --------      -----
          Total Interest Bearing
               Liabilities                    $37,375,109    $532,649      5.65%     $37,274,643     $488,981      5.20%
                                              -----------    --------      -----     -----------     --------      -----

Net Earning Assets, net interest
   income, and interest rate spread           $  (537,320)   $311,169      3.44%     $(1,208,087)    $317,440       3.67%

Net yield on interest-earning assets                                       3.35%                                    3.49%

NET INTEREST INCOME TABLE



                                                     Nine Months Ended                        Nine Months Ended
                                                      September 30, 2000                     September 30, 1999
                                                 Average       Interest    Average      Average      Interest     Average
                                                 Balance       Inc/Exp    Yield (1)     Balance       Inc/Exp    Yield (1)
Interest Earning Assets:
     Loans:
          Commercial Loans                    $ 13,251,665   $  973,700     9.82%     $11,779,974   $  873,362      9.91%
          Real Estate Loans (2)                 14,443,749      948,380     8.78%      15,151,624      965,707      8.52%
          Installment/Consumer Loans             4,629,632      346,909    10.02%       4,363,153      295,168      9.04%
                                              ------------   ----------                ----------   ----------
     Total Loans                                32,325,046    2,268,989     9.38%      31,294,751    2,134,237      9.12%

     Investment Securities (3)                   3,474,009      164,339     6.32%       3,303,925      144,690      5.86%
     Federal Funds & Bank Deposits                  49,699        1,375     3.70%       1,563,434       54,411      4.65%
                                              ------------   ----------               -----------   ----------
          Total Interest Earning Assets       $ 35,848,754   $2,434,703     9.08%     $36,162,110   $2,333,338      8.63%

Interest Bearing Liabilities:
     Demand Deposits                          $  2,899,751   $   60,627     2.80%     $ 3,216,181   $   75,760      3.15%
     Savings Deposits                              310,326        4,655     2.01%         214,069        3,494      2.18%
     Time Deposits                              15,958,714      738,143     6.18%      19,639,292      825,308      5.62%
     Money Market Accts                         12,644,009      403,612     4.27%      11,893,053      367,605      4.13%
     Short-term Borrowings                       3,472,609      162,271     6.25%       1,628,202       67,271      5.52%
     Long-term Borrowings (4)                    1,655,089      106,069     8.57%       1,790,347      125,008      9.34%
                                              ------------   ----------               -----------   ----------
          Total Interest Bearing
               Liabilities                    $ 36,940,498   $1,475,377     5.34%     $38,381,144   $1,464,446      5.10%
                                              ------------   ----------               -----------   ----------

Net Earning Assets, net interest
   income, and interest rate spread           $(1,091,744)   $  959,326     3.74%     $(2,219,034)  $  868,892      3.53%

Net yield on interest-earning assets                                        3.58%                                   3.21%




NOTES TO NET INTEREST INCOME TABLES:


(1)  Yield is annualized.
(2) The amounts for 1999 were adjusted to eliminate loans and income from discontinued operations.
(3) Actual yields; not adjusted to take into account tax-equivalent yields resulting from tax-free municipal bonds and includes bank deposits.
(4)  Michigan BIDCO's convertible bonds were converted on May 31, 2000.

ALLOWANCE FOR LOAN LOSSES

         The provision for loan losses was $1,000 for the first quarter of 2000. The provision increased to $65,000 during the second quarter of 2000 as a result of the deterioration of one commercial loan subsequently charged off, and management's assessment of overall loan quality. The provision for loan losses was $22,500 for the third quarter of 2000. Loan charge-offs were $144,036 in the nine month period ended September 30, 2000 versus $55,500 in the nine month period ended September 30, 1999.





Nine Months Ended:                           September 30, 2000      September 30, 1999
                                             ------------------      ------------------
Provision for loan losses                         $  88,500               $ 70,148
Loan charge-offs                                   (144,036)               (55,500)
Recoveries                                           57,169                 34,998
                                                  ---------               --------
Net increase in allowance                         $   1,633               $ 49,646
                                                  =========               ========


Three Months Ended:                          September 30, 2000      September 30, 1999
                                             ------------------      ------------------
Provision for loan losses                         $ 22,500                $ 25,148
Loan charge-offs                                   (87,500)                (26,596)
Recoveries                                           9,368                   9,984
                                                  --------                --------
Net increase in allowance                         $(55,632)               $  8,536
                                                  ========                ========


                                                    As of:                     As of:              As of:
                                                September 30,                 June 30,          December 31,
                                                    2000                        2000                1999
                                                -------------                 ---------         ------------
Total loans (1)                                  $ 34,115,520               $ 32,190,277        $ 31,112,496
Allowance for loan losses                           $ 534,218                  $ 589,850           $ 532,585
Allowance/Loans % (1)                                   1.57%                      1.83%               1.71%

------------
(1) Excludes loans held for sale which are valued at fair market value.

         The schedule below summarizes the Company's non-performing loans for the periods indicated (1):


                                                     At                         At                        At
                                                September 30,                June 30,                December 31,
                                                    2000                      2000                       1999
                                                -------------               ---------                ------------
Past due 90 days and over
and still accruing (1):
  Real estate                                     $ 198,666                 $  10,426                $    93,883
  Installment                                             0                     1,114                          0
  Commercial                                         36,581                   260,230                    123,688
                                                  ---------                 ---------                -----------
    Subtotal                                        235,247                   271,770                    217,571

Non-accrual loans (1):
---------------------
  Real estate                                        72,375                    72,375                    144,739
  Installment                                           272                         0                          0
  Commercial                                              0                    87,500                          0
                                                  ---------                 ---------                -----------
    Subtotal                                         72,647                   159,875                    144,739

Other real estate owned                             341,317                   519,015                    683,784
                                                  ---------                 ---------                -----------

Total non-performing                              $ 649,211                 $ 950,660                $ 1,046,094
                                                  =========                 =========                ===========

Ratio of non-performing to total loans (1)            1.90%                     2.95%                      3.36%

Ratio of loans past due over 90 days and              57.6%                     73.2%                      68.0%
non-accrual loans to loan loss reserve

-------------
(1) Excludes loans held for sale which are valued at fair market value.

         Other real estate owned at September 30, 2000 and December 31, 1999 includes a commercial development site in Sault Ste. Marie, Michigan. Based upon an appraisal, management believes the 16-acre site where a former loan office is located has a fair market value substantially more than its carrying value of $266,079 at September 30, 2000. The Bank no longer intends to utilize it for a branch location and accordingly has classified it as other real estate owned. There is no assurance that a sale of the Sault Ste Marie property will be consummated.

         Economic conditions in the Bank's primary market area in Ann Arbor were strong in the period. Management believes that the current allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, although the ultimate adequacy of the allowance is dependent upon future economic factors beyond the Company's control. A downturn in the general nationwide economy could tend to aggravate the problems of local loan customers currently facing some difficulties, and could decrease residential home prices. A general nationwide business expansion could conversely tend to diminish the severity of any such difficulties.

NON-INTEREST INCOME

         Total non-interest income increased to $745,367 for the three months ended September 30, 2000 from $587,449 for the three months ended September 30, 1999. The increase was principally a result of an increase in the loan origination and loan subservicing fee income at Midwest Loan Services as a result on an increase in mortgages subserviced by Midwest.

         Total non-interest income increased to $1,796,106 for the nine months ended September 30, 2000 from $1,457,191 for the nine months ended September 30, 1999. The increase was principally a result of increases in merchant banking income from Michigan BIDCO and loan origination and loan subservicing fee income primarily as a result of an increase in volume at Midwest Loan Services.

         Securities. During the three months ended September 30, 2000, the Company realized a $20,625 gain on the sale of a common stock investment. Gross proceeds from this sale were $58,125. During the first quarter of 2000, the BIDCO realized a $3,501 gain on the sale of a common stock investment. Gross proceeds from this sale were $103,501. During the nine months ended September 30, 1999, a gain of $625 was realized on the sale of $504,098 in securities from the Bank's available-for-sale securities portfolio. There were no losses on sales of securities from the Bank's available-for-sale securities portfolio. During the first quarter of 1999, the Company realized a $23,009 loss on the sale of a common stock investment to raise working capital. Gross proceeds from this sale were $32,049. During the second quarter of 1999, the Company realized a $6,906 gain on the sale of a portion of the Company's investment in Michigan BIDCO senior convertible bonds. Gross proceeds from this sale were $43,461. The Company made no securities transactions during the third quarter of 1999.

         Mortgage Banking. Mortgage banking income (including loan origination, gain on sale of mortgage loans, servicing and subservicing fee income) increased to $652,995 in the three months ended September 30, 2000 from $367,433 in the three months ended September 30, 1999 and increased to $1,368,599 in the nine months ended September 30, 2000 from $914,378 in the nine months ended September 30, 1999. Increased loan origination and subservicing activity at Midwest Loan Services was responsible for the increase.

         During the third quarter of 2000, Midwest Loan Services increased its mortgage subservicing contracts by over 50% (from $1.1 billion to $1.7 billion) as a result of continued increases in business with the mortgage banking subsidiary of a major Wall Street firm. Although there is no assurance that further increases will occur, management of Midwest has been told by this firm to expect additional increases as this firm shifts additional existing business to Midwest from its former primary subservicing firm. Midwest currently is receiving approximately 10% of the monthly volume of this firm's subservicing business. Also during the third quarter of 2000, Midwest was informed that it would receive up to $10 billion in mortgage subservicing from the mortgage subsidiary of one of the world's largest banks over the next twelve months. There is of course, no assurance that this business will materialize or in the amount or timeframe currently contemplated.

         At September 30, 2000, the Bank and its subsidiaries owned the right to service mortgages for FHLMC, FNMA and others, most of which was owned by Midwest Loan Services, and the remainder by the Bank. The carrying value of mortgage servicing rights at September 30, 2000 was $661,300. Based on recent comparable sales and indications of market value from industry brokers, management believes that the current market value of the Bank's portfolio of mortgage servicing rights approximates cost. Market interest rate conditions can quickly affect the value of mortgage servicing rights in a positive or negative fashion, as long term interest rates rise and fall.

         Michigan BIDCO. In 1999 the Company received permission from the Michigan Financial Institutions Bureau for the BIDCO to repurchase the shares and convertible bonds held by certain minority shareholders of the BIDCO. The shares were repurchased on March 31, 1999 and the bonds in mid-April. As a result of the transaction, the Company's ownership of the BIDCO increased to 80.1% from 44.1%, and the BIDCO became part of the Company's tax filing group for federal income tax purposes and the BIDCO's financial results began to be consolidated in the Company's from March 31, 1999 forward.

         On May 31, 2000, the BIDCO converted its outstanding convertible bonds into common stock (a few convertible bonds were redeemed at that time). With the conversion of these convertible bonds, the Company's consolidated ownership in the BIDCO dropped to 28.8%. As a result, the Company's investment in the BIDCO is now carried under the equity method of accounting, and the BIDCO was no longer consolidated in the Company's financial results after May 31, 2000.

         Management is considering a transaction where the Bank would sell its interest in the BIDCO to the BIDCO itself. The Bank's board has now approved the transaction and we are awaiting regulatory approval for the transaction. The sale would result in no gain or loss for the Bank, although it would increase the Bank's interest earning assets by approximately $200,000 in the short term and $1,000,000 over the intermediate term.

NON-INTEREST EXPENSE

         Non-interest expense decreased to $1,031,025 in the three months ended September 30, 2000 from $1,125,333 for the three months ended September 30, 1999. The decrease was primarily the result of decreased audit expenses and cost control efforts in other areas at the Bank, which more than offset increased expenses due to growth at Midwest Loan Services.

         Non-interest expense increased to $3,205,244 in the nine months ended September 30, 2000 from $2,982,660 for the nine months ended September 30, 1999. The increase was primarily the result of increased operational expenses at Midwest Loan Services, which more than offset cost control efforts in other areas at the Bank. The audit contract was put out for bid in the third quarter of 2000 in an effort to reduce expenses.

         Non-interest operating expense for the three month period ended September 30, 2000 for the parent company only decreased to $17,932 compared $166,907 for the period ended September 30, 1999. The decrease was primarily the result of a decrease in audit and legal expenses. Non-interest operating expense for the nine month period ended September 30, 2000 for parent company only decreased to $46,990 from $198,506 for the period ended September 30, 1999. In 1999, the Company expensed $152,000 as the result of a lawsuit in which the Company lost. Other expenses in 2000 were slightly higher than 1999 due to the timing of the annual shareholders meeting that was held in the third quarter this year versus the second quarter last year.

         Internet Banking and Internet Payments. University Bank is beta testing an internet banking product with its customers. During the quarter, the Bank tentatively formed a strategic alliance with `thatbank.com' to offer merchant internet credit card services and won a mandate to provide the banking payments interface for the nations largest electronic check processor. There is no assurance that either contract, if executed, will be profitable for the Bank, or that these service providers will follow through on their stated intent to partner in providing these services through the Bank.

LIQUIDITY AND CAPITAL RESOURCES

         Capital Resources. The table on the following page sets forth University Bank's risk based assets, and the capital ratios and risk based capital ratios of the Bank. At September 30, 2000, University Bank was "well-capitalized" (the required ratio for "well-capitalized" was 10% of total risk-based assets).




CAPITAL ADEQUACY TABLE - UNIVERSITY BANK                                        SEPTEMBER 30, 2000
                                                                         Balance          Risk Weighted
                                                                          (000s)              (000s)
0% RISK CATEGORY
     Currency & Coin                                                    $    453             $      0
     U.S. Treasury Strip                                                     499                    0
     Federal Reserve Balance                                                  25                    0
                                                                        --------             --------
     TOTAL                                                                   977                    -

20% RISK CATEGORY
     Interest Bearing Balances                                                54                   11
     Fed Funds Sold                                                            9                    2
     U.S. Government sponsored Agency Securities                           2,263                  453
     Cash Items                                                              182                   36
     FHLB Stock                                                              848                  170
     Balances Due From Depository Institution                              1,237                  247
                                                                        --------             --------
     TOTAL                                                                 4,593                  919

50% RISK CATEGORY
     Municipal Revenue Obligation Securities                                 530                  265
     Qualifying 1st Liens on 1-4 Family Mortgage Loans                    13,857                6,929
                                                                        --------             --------
     TOTAL                                                                14,387                7,194

100% RISK CATEGORY
     ALL OTHER ASSETS                                                     26,096               26,096
     Balance Sheet Items Excluded from Calculation:
     10% of Mortgage Servicing Rights                                         66
                                                                        --------
     Valuation Adjustment for AFS Securities                                (652)                   -
                                                                        --------             --------
     TOTAL ASSETS                                                       $ 45,467             $ 34,209
                                                                        ========             ========
     TIER 1 CAPITAL
     Common Stock                                                            200
     Surplus                                                               4,433
                                                                        --------
     Individed Profits & Capital Reserves                                 (1,622)
                                                                        --------
     Minority Interest - Midwest Loan Services                               248
                                                                        --------
     Other Identifiable Intangible Assets                                    (66)
                                                                        --------
     TOTAL TIER 1 CAPITAL                                               $  3,193
                                                                        --------

     TIER 2 CAPITAL
     Allowance For Loans & Lease Losses                                      534
                                                                        --------
     Excess Loan Loss Reserve                                               (106)
                                                                        --------
     TOTAL TIER 2 CAPITAL                                               $    428
                                                                        --------
     TOTAL TIER 1 & TIER 2 CAPITAL                                      $  3,621
                                                                        ========

     TIER 1/TOTAL ASSETS                                                    7.02%
     TIER 1 & 2/TOTAL ASSETS                                                7.96%
     TIER 1/TOTAL RISK-WEIGHTED ASSETS                                      9.33%
     TIER 1 & 2/TOTAL RISK-WEIGHTED ASSETS                                 10.58%

         Long term borrowings at December 31, 1999 included $1,123,000 face amount of Michigan BIDCO's 9% convertible bonds due January 15, 2002. In May, 2000, the bonds were either converted into common stock or redeemed by the bondholder.

         Long term borrowings at September 30, 2000 includes $425,000 of equity conversion notes of the Company which are redeemable by the Company only in the context of an offering of additional shares of common stock. The notes have no defined maturity date and interest payments are deferred until maturity. An additional $148,000 is due to a related party from a subsidiary of the Bank. This account payable carries no interest rate or stated repayment terms. Subsequent to September 30, 2000, an additional $100,000 of equity conversion notes were issued. The equity conversion notes, related party account payable and accrued interest plus cash were converted into $725,000 of convertible preferred stock of the Company on November 28, 2000. It is intended that the convertible preferred stock will be converted into common stock in the near future.

         Bank Liquidity. The Bank's primary sources of liquidity are customer deposits, scheduled amortization and prepayments of loan principal, cash flow from operations, maturities of various investments, the sale of loans held for sale, borrowings from correspondent lenders secured by securities, residential mortgage loans and/or commercial loans. In addition, the Bank invests in overnight Federal Funds. At September 30, 2000, the bank had cash and due from banks and Federal Funds on hand of $1,960,587. The Bank has a $6,000,000 line of credit secured by investment securities and portfolio mortgage loans and a $3,000,000 line of credit secured by commercial loans. In order to bolster liquidity, the Bank has also sold brokered CDs from time to time.

         Parent Company Liquidity. At year-end 1999, University Bancorp, Inc. held cash and marketable equity securities of $16,067 (excluding Michigan BIDCO common stock). This decreased by $15,692 to $375 at September 30, 2000. During the nine months ended September 30, 2000 no dividends were paid from the Bank, as a result of low profitability at the Bank. In an effort to maintain the Bank's Tier 1 capital to assets ratio above 7% and to increase capital through retained earnings, management does not expect that the Bank will pay dividends to the Company during 2000 or 2001. To provide working capital to the parent company, management has provided loans to the parent company, and has committed to provide additional funds. Management intends that the cash and securities on hand, other receivables, and cash from the sale of common stock and the exercise of stock options to be sufficient to cover the required principal reductions during 2000 on the parent company's indebtedness owing to North Country Bank & Trust ("NCB&T"). The NCB&T loans amounted to $595,000 and $694,000 at September 30, 2000 and at December 31, 1999, respectively.

IMPACT OF INFLATION

         The primary impact of inflation on the Company's operations is reflected in increased operating costs. Since the assets and liabilities of the Company are primarily monetary in nature, changes in interest rates have a more significant impact on the Company's performance than the general effects of inflation. However, to the extent that inflation affects interest rates, it also affects the net income of the Company.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     All financial institutions are significantly affected by fluctuations in interest rates commonly referred to as "interest rate risk." The principal exposure of a financial institution's earnings to interest rate risk is the difference in time between interest rate adjustments or maturities on interest-earning assets compared to the time between interest rate adjustments or maturities on interest-bearing liabilities. Such difference is commonly referred to as a financial institution's "gap position." In periods when interest rates are increasing, a negative gap position will result in generally lower earnings as long-term assets are repricing upward slower than short-term liabilities. However during a declining rate environment, the opposite effect on earnings is true, with earnings rising due to long-term assets repricing downward slower than short-term liabilities. Rising long term and short term interest rates tend to increase the value of Midwest Loan Services' investment in mortgage servicing rights and improve Midwest Loan Services' current return on such rights by lowering required amortization rates on the rights. Rising interest rates tends to decrease new mortgage origination activity, negatively impacting current income from the retail mortgage banking operations of the Bank and Midwest Loan Services. Rising interest rates also slows Midwest Loan Services' rate of growth, but increases the duration of its existing subservicing contracts.

     University Bank utilizes a software risk model to determine its overall exposure to changes in interest rates. At September 30, 2000, the model predicts that the Bank's average 12 month GAP as a % of Earning Assets was -25.5%. The model predicts that in a 400 basis point shift upward that the Bank has ($67,000) of annual net interest margin at risk, and $49,000 annual positive variance in a 400 basis point shift down environment. However, the software model does not account for the convexity of the Bank's long term zero coupon Treasury securities, the optional feature of the Bank's principal-only securities or its mortgage servicing rights, which act as interest-only securities. The Bank's securities portfolio is designed to offset a portion of the market value risk associated with the mortgage servicing rights.

         University Bancorp also performs a static gap analysis that has limited value as a simulation. In addition, there are competitive and other influences based on past experience that are not adequately reflected in the static gap model. The table on the following page details the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at September 30, 2000 using a static gap analysis. The table is based upon various assumptions of management that may not necessarily reflect future experience. As a result, certain assets and liabilities indicated in the table as maturing or re-pricing within a stated period may, in fact, mature or re-price in other periods or at different volumes. The one-year static gap position at September 30, 2000 was estimated to be ($29,516,000) or -66.7%.

STATIC GAP ANALYSIS
                                           UNIVERSITY BANCORP - September 30, 2000
                                       Amounts (in thousands) Maturing or Repricing in

                                      3 Mos        91 Days to       1 - 3       3 - 5      Over 5        All
ASSETS                               or Less         1 Year         Years       Years       Years      Others       Total
------                               -------         ------         -----       -----       -----      ------       -----
Cash and Due from Banks                    $0             $0           $0          $0         $0       $1,951      $1,951
Fed Funds Sold                              9              -            -           -          -            -           9
Securities                                  -              -            -           -      2,641            -       2,641
Loans, Gross                            4,479          4,472       10,519       4,384     10,190            -      34,044
Non-accrual Loans                           -              -            -           -          -           72          72
Other Assets                                -              -            -           -          -        5,535       5,535
                                 -----------------------------------------------------------------------------------------
   TOTAL ASSETS                         4,488          4,472       10,519       4,384     12,831        7,558      44,252
                                 -----------------------------------------------------------------------------------------
LIABILITIES
-----------

Demand Deposits                         4,073              -            -           -          -            -       4,073
NOW Accounts                            2,861              -            -           -          -            -       2,861
Savings Deposits                          378              -            -           -          -            -         378
Money Market Accounts                  11,525              -            -           -          -            -      11,525
CD's under $100,000                       694         11,840        1,237           4        699            -      14,474
CD's over $100,000                      1,552          1,863          475           -        106            -       3,996
Other Borrowings                        3,418            272          491         264          -          425       4,870
Other Liabilities                           -              -            -           -          -          703         703
Equity                                      -              -            -           -          -        1,372       1,372
                                 -----------------------------------------------------------------------------------------
   TOTAL LIABILITIES
   & EQUITY                            24,501         13,975        2,203         268        805        2,500      44,252
                                 -----------------------------------------------------------------------------------------
    GAP                              ($20,013)       ($9,503)      $8,316      $4,116    $12,026       $5,058          $0
                                 =========================================================================================
    CUMULATIVE GAP                   ($20,013)      ($29,516)    ($21,200)   ($17,084)   ($5,058)          $0
                                 =============================================================================
    GAP PERCENTAGE                     -45.23%        -66.70%      -47.91%     -38.61%    -11.43%        0.00%
                                 =============================================================================

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

                  In November 1999, the Bank sold its shares in Varsity Mortgage, LLC to Paramount Bank of Farmington Hills, Michigan. Paramount purchased Varsity for $10 and assumed all assets and liabilities of Varsity at the time of sale. Subsequent to the sale, Varsity experienced management problems and a further drop in its business. Paramount Bank also discovered some accounting errors of approximately $30,000 (although there may be offsetting accounting errors), which were not revealed after certain due diligence procedures were performed by an external accounting firm shortly after the sale. On May 19, 2000, Paramount Bank filed a complaint (Case No. 00-023299-CK) in Oakland County Circuit Court against University Bank and two of its former officers. On December 14, 2000, the parties settled the suit with University Bank paying Paramount Bank $25,000.

         There are no other material pending legal proceedings to which the Company or any of its subsidiaries is party or to which any of their properties are subject.

                             PRINCIPAL SHAREHOLDERS



         Set forth below is information with respect to number and percentage of outstanding shares of University Bancorp beneficially owned by certain persons, including those known to us to own beneficially more than 5% of University Bancorp's outstanding common stock, the directors of University Bancorp individually and the directors and officers of University Bancorp as a group. The information in the table is as of December 13, 2000, except as otherwise indicated.



                                                         Amount and
                                                          Nature of
                                       Title of          Beneficial                           Percent
Name and Address                        Class           Ownership (1)        Notes            Of Class
----------------                        -----           -------------        -----            --------
Dr. Joseph Lange Ranzini               Common             975,393          (2)(3)(10)          48.10%
675 Cherry Avenue                       Stock
Waynesboro, VA 22980

Joseph Louis Ranzini, Esq.             Common             144,223          (4)                  7.11%
c/o University Bank                     Stock
959 Maiden Lane
Ann Arbor, MI 48105

Mildred Ranzini                        Common              45,000          (5)(9)               2.22%
c/o University Bank                     Stock
959 Maiden Lane
Ann Arbor, MI 48105

Paul Lange Ranzini                     Common            1,151,623         (2)(3)(10)          56.74%
1024 Pleasant View Road                 Stock
Middleton, WI 53562

Stephen Lange Ranzini                  Common             741,640          (3)(6)(10)          36.57%
c/o University Bank                     Stock
959 Maiden Lane
Ann Arbor, MI 48105

Keith E. Brenner                       Common              29,582          (7)(9)               1.45%
135 Green Meadow Lane                   Stock
Boulder, CO 80302

Robert Goldthorpe                      Common              42,810             (9)               2.10%
2564 Helmer Street                      Stock
McMillan, MI 49853

Michael Talley                         Common              15,000             (9)               0.73%
55 Payson Ave. #4I                      Stock
New York, NY 10034

Ranzini Family Trust                   Common             480,000             (2)              23.67%
  (dated 11/8/90)                       Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105

                                                         Amount and
                                                          Nature of
                                       Title of          Beneficial                           Percent
Name and Address                        Class           Ownership (1)        Notes            Of Class
----------------                        -----           -------------        -----            --------
Ranzini Family Trust                   Common             290,958                (3)           14.35%
  (dated 12/20/89)                      Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105

Ranzini Family Trusts                  Common             379,665               (10)           18.72%
  (of 1996)                             Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105

All Current Officers and
Directors, as a Group                  Common            1,483,254         (2)(3)(7)           71.56%
(Eight Persons)                         Stock                              (8)(9)(10)
                                                                           (11)


(1) Unless otherwise indicated, the indicated person is believed to have sole voting and investment power over shares indicated as beneficially owned by this person.


(2) Includes 480,000 shares of common stock held by an irrevocable trust, the primary beneficiary of which is Stephen Lange Ranzini. The trustees of the trust are Dr. Joseph Lange Ranzini and Paul Lange Ranzini.

(3) Includes 290,958 shares of common stock held by an irrevocable trust, the primary beneficiaries of which are Joseph Louis Ranzini's five adult children, including Stephen Lange Ranzini, Dr. Joseph Lange Ranzini and Paul Lange Ranzini. The trustees of the trust are Mr. Stephen Lange Ranzini, Dr. Joseph Lange Ranzini and Paul Lange Ranzini. Stephen Lange Ranzini and each of his siblings are entitled to one-fifth or 58,192 of the shares of common stock held under the terms of the trust.

(4)      Does not include the 480,000 shares of common stock referred to in note
         (2) above, the 199,308 shares of common stock referred to in note (3) above, or the 232,765 shares of common stock referred to in note
         (11)below, as to which Joseph Louis Ranzini disclaims voting and investment power.

(5) Mildred Ranzini disclaims beneficial ownership of shares of common stock owned by her spouse, Joseph Louis Ranzini.

(6) Includes 22,132 shares of common stock which represent Stephen Lange Ranzini's current accrued allocation of shares of common stock under the University Bancorp, Inc. ESOP. Does not include the shares held in the trust referred to above in note (2) as to which Stephen Lange Ranzini is the primary beneficiary.

(7) Includes shares of common stock owned beneficially by Keith Brenner's retirement plan, and also includes 1,062 shares of common stock owned by Keith Brenner's minor children.

(8) Does not include shares held by the University Bancorp, Inc. ESOP, other than the accrued allocation of shares thereunder to Stephen Lange Ranzini referred to in note (6) above.

(9) Currently exercisable options on 15,000 shares of common stock are held by each of Keith Brenner, Robert Goldthorpe, Mildred Ranzini and Michael Talley. The shares subject to their respective option are included in their respective holdings and in the total shares held by all current officers and directors as a group.

(10) Includes shares held by the thirteen Ranzini Family Trusts of 1996, which collectively hold 379,665 shares of common stock. Stephen Lange Ranzini and Paul Lange Ranzini as trustees disclaim beneficial ownership of 379,665 shares of common stock each held by trusts for which they are trustees, and which are included in the shares above. Dr. Joseph Lange Ranzini as trustee disclaims beneficial ownership of 204,435 shares of common stock held by trusts for which he is trustee.

(11) The total number of shares of common stock held by the Ranzini Group (Joseph Louis Ranzini, Stephen Lange Ranzini, Mildred Ranzini, and the various Ranzini Family Trusts) and the shares included in note (6), above, is 1,395,863. Does not include any shares to be issued in connection with the retirement of the equity conversion notes or any shares issued as a result of this rights offering.

                                   MANAGEMENT


         Joseph Louis Ranzini and Stephen Lange Ranzini are the executive officers of our company. Officers of University Bancorp serve at the discretion of the Board of Directors and generally are to be elected annually. Directors of University Bancorp are elected annually by the shareholders.

         The Board of Directors oversees the management of our Company. The Board of Directors formed an Audit Committee during the fiscal year ended December 31, 1998 consisting of Paul Lange Ranzini, Robert Goldthorpe and Michael Talley which met once during 1998 and once during 1999. Paul Lange Ranzini left the Audit Committee in 2000 during which the committee has met twice to date. The Compensation Committee of the Board of Directors consists of three members of the board, presently Stephen Lange Ranzini, Joseph Louis Ranzini and Michael Talley. The Compensation Committee met once in each of 1998, 1999 and 2000 and all members of this committee attended this meeting. The Board does not have a Nominating Committee. The Board of Directors held a total of 5 regular meetings during 1998. Four directors attended each meeting, and four of the eight directors missed just 1 of the 5 meetings as a result of conflicting travel plans. The Board of Directors held 5 regular meetings in 1999 and one director missed one meeting as a result of conflicting travel plans. The Board of Directors has held three meetings in 2000 to date and two directors missed one meeting each due to conflicting travel plans.

         Biographical information concerning the directors and officers of University Bancorp is set forth below:

         Stephen Lange Ranzini, age 35, has been President, CEO and a director of University Bancorp or its Predecessors since July 1988, and served as the Treasurer of University Bancorp and its Predecessors from July 1988 to December 1995. Since July 1991, Mr. Ranzini has been a director of CityFed Financial Corp., a former savings and loan holding company now based in Massachusetts. Since May 1993, Mr. Ranzini has also served as the Treasurer and a Director of Michigan BIDCO. Since December 1995, Mr. Ranzini has been Treasurer and a Director of Northern Michigan Foundation, a non-profit community development lending organization that shares common senior management with BIDCO. Since March 1994, Mr. Ranzini has served as a director of University Bank and has held various senior management positions with the bank, including that of President of the Bank between October 1994 and November 1995 and again since November 1997. Between December 1995 and October 1997 he served as the Bank's Senior Vice President - Mortgage Banking, supervising the Bank's subsidiaries: Arbor Street LLC, Midwest Loan Services, Inc., Varsity Funding, LLC., and Varsity Mortgage, LLC. Since May 1997, he has been a director of Municipal Bankers Corporation, a Toronto Stock Exchange listed financial services company based in Toronto, Canada. Stephen is the son of Joseph Louis and Mildred Ranzini and the brother of Joseph Lange Ranzini and Paul Lange Ranzini.

         Joseph Louis Ranzini, Esq., age 71, has been Chairman of the Board, a director and Secretary of University Bancorp or of predecessor corporations merged into University Bancorp (the "Predecessors") since July 1988. Mr. Ranzini has been a Director of University Bank since July 1988 and served as Chairman of the Board from March 1994 to January 1996 and Secretary since November 1997. Since May 1993, Mr. Ranzini has served as the President and Chairman of the Board of Michigan BIDCO, Inc. Since December 1995, Mr. Ranzini has been President and Chairman of the Board of Northern Michigan Foundation. Joseph Louis Ranzini is the father of Stephen Lange Ranzini.


         Keith Brenner, age 55, has served as a director since October 1985, and also as the President and Treasurer of the Predecessors of our firm when it was known as Fortune 44 Company and manufactured and sold fortune cookies, from inception until December 31, 1989. Since the fourth quarter of 1988, Mr. Brenner has been President and owner of Brenner & Associates, a strategic planning and marketing consulting firm, located in Boulder, Colorado.

         Robert Goldthorpe, age 63, has served as a director of University Bancorp since April 1996. Mr. Goldthorpe also served as a Director of University Bank from September 1992 to January 1996. For more than the past five years, Mr. Goldthorpe has been President of Goldthorpe Enterprises, a diversified holding company with operations in the central and eastern portion of the Upper Peninsula of Michigan, with investments in hotels, restaurants, apartment buildings, a hardware store, and the construction and contracting business.


         Dr. Joseph Lange Ranzini, age 40, has served as a director of University Bancorp since April 1996. Mr. Ranzini has a B.A. from Dartmouth College and a medical degree from the University of Virginia. Mr. Ranzini has been in a general surgery private practice since 1992 when he completed his residency. Dr. Joseph Lange Ranzini is the brother of Stephen Lange Ranzini.

         Mildred Lange Ranzini, age 68, has been a director of University Bancorp or its Predecessors since July 1988, and has served as Assistant Secretary since January 1990. Mrs. Ranzini holds a M. Div. from Princeton Theological Seminary, a Masters Degree in Education from Columbia University and a B.A. from Wellesley College. Mrs. Ranzini has not otherwise held an active business position during the prior five years. Mildred Lange Ranzini is the mother of Stephen Lange Ranzini.

     Paul Lange Ranzini, age 39, has served as a director of University Bancorp since April 1996. He is a Musicology Editor at A-R Editions and a Doctoral Candidate in Music History and Theory at the University of Chicago. He has attended the University of Chicago since 1989, except in 1994 and 1995, when he earned a Fulbright Fellowship to Germany for Dissertation Research. At the University of Chicago, he was also employed part-time as the computer data center manager at the University's International House. Mr. Ranzini has two Masters, an M.A. in Musicology and an M.M. in Organ and Church Music from the University of Michigan and a B.A. in Philosophy from the College of William and Mary. Paul Lange Ranzini is the brother of Stephen Lange Ranzini.



     Michael Talley, age 49, has served as a director of University Bancorp or its predecessors since 1988. Since March 1990, Mr. Talley has served as an Account Executive at Ladenburg, Thalmann & Co. Inc, a financial services firm in New York, New York.

     There is no family relationship between any current director or executive officer of University Bancorp and any other current director or executive officer of University Bancorp, except as indicated above.


DIRECTOR COMPENSATION


         We have not paid any directors' fees and we do not intend to pay directors' fees in the forseeable future. Generally, in lieu of directors' fees non-employee directors receive options to purchase stock upon becoming a member of the Board.

EXECUTIVE COMPENSATION


          We are required to disclose information for all persons who had total annual salary and bonus in excess of $100,000. Compensation information is provided for Stephen Lange Ranzini, the only executive officer who met such criteria:

                           SUMMARY COMPENSATION TABLE


                                                                                         Long-Term
                                        Annual Compensation                              Compensation Awards
                                        -------------------                              -------------------
                                                                                                         Securities
                                                                                                         Underlying
Name and Principal                                                                      Restricted        Options/
Position                     Year          Salary         Bonus          Other         Stock awards       SARs (#)
--------                    ------         ------         -----          -----         ------------      ----------
Stephen Lange Ranzini,      1999             $ 105,365         $ 0           $6,750        $ 0              None
President & CEO                                                              (2)(3)

Stephen Lange Ranzini,      1998             $ 110,281         $ 0         $ 10,715        $ 0              None
President & CEO                                    (1)                       (2)(4)

Stephen Lange Ranzini,      1997             $ 110,080         $ 0         $ 13,634        $ 0              None
President & CEO                                    (1)                       (2)(5)

(1)      Salary in 1999, 1998, 1997 and 1996 includes $45,400, 45,500, and
         $45,600 respectively, from Michigan BIDCO, Inc., for which Mr. Ranzini served as Treasurer.

(2) Includes SEP IRA pension payment of $6,750 from Michigan BIDCO, Inc. in 1999, 1998 and 1997.

(3) At the end of our fiscal year ended December 31, 1999, 22,132 shares of our common stock were allocated to Mr. Ranzini under the University Bancorp ESOP. Mr. Ranzini's rights in all of all these shares are vested. Valued at $3.00 per share, the last sale price of our common stock on December 31, 1999, the aggregate value of the shares was $66,396. Mr. Ranzini is entitled to an allocation for 1999, however, the allocation has not yet been finalized.

(4) Allocation under the University Bancorp ESOP of 1,220 shares of our common stock to Mr. Ranzini in June 1998.

(5) Allocation under the University Bancorp ESOP of 2,118 shares of our common stock to Mr. Ranzini in August 1997.

         No options to purchase shares of common stock were granted to Stephen Lange Ranzini during 1999.


       Except as indicated in the table above, Stephen Lange Ranzini did not receive during the three fiscal years ended December 31, 1999 or hold at December 31, 1999, any stock options, SAR grants or Long Term Incentive Plan Awards. The Company does not have a defined benefit or actuarial pension plan.

                          CERTAIN RELATED TRANSACTIONS

      In May 1993, a Rural Business and Industrial Development Company now called Michigan BIDCO, Inc. was established. In 1995 and 1996, University Bancorp purchased a total of $197,000 principal amount of 9% convertible debentures of BIDCO for $203,000, convertible into 131 shares of BIDCO's shares, representing 4.97% of BIDCO's shares on a fully diluted basis. In order to fund our working capital needs, during 1998 a total of $136,000 convertible debentures of BIDCO were sold to various affiliates of Joseph L. Ranzini and Stephen Lange Ranzini at the then current adjusted book value of BIDCO, for a total of $157,436. During 1999 a total of $34,000 convertible debentures of BIDCO were sold to various affiliates of Joseph L. Ranzini and Stephen Lange Ranzini and employees of the BIDCO at the then current adjusted book value of BIDCO, for a total of $42,337.

      Joseph L. Ranzini is the President and Chairman of the Board of BIDCO and Stephen Lange Ranzini is the Treasurer. Stephen Lange Ranzini received $52,150 in salary, SEP IRA and board fee compensation from BIDCO in 1999. Joseph L. Ranzini received $98,338 in salary, SEP IRA and board fee compensation from BIDCO.


         The BIDCO has, by general policy of its Board of Directors, a loan and investment in one borrower limit of $500,000. From time to time, the BIDCO receives loan and investment proposals from third parties requesting an investment by the BIDCO in excess of this $500,000 limit. In this event, the BIDCO has in certain instances formed single purpose limited liability companies whose members, including Joseph and Stephen Ranzini, are directors, shareholders and bondholders of the BIDCO to fund amounts over the $500,000 limit. The outside investor groups invest on a pro rata, parri passu (equal) basis with the BIDCO.

      In 1995, the Bank, through a 98%-owned subsidiary, Arbor Street LLC (Michigan), purchased $1,000,000 in federal low income housing tax credits through a partnership investment in Michigan Capital Fund for Housing Limited Partnership I, a Michigan limited partnership. The investment consisted of a $50,000 equity purchase and the execution by Arbor Street LLC of a $950,000 promissory note held by the Partnership. In connection with the execution of the Partnership Note, the Partnership required Joseph L. Ranzini and the Ranzini Family Trust dated 12/20/89 to personally guarantee the Note, because the Bank was prohibited from doing so by state banking regulations. In exchange for arranging for the guaranty of the Note, Joseph L. Ranzini and Stephen Lange Ranzini each received a 1% interest in Arbor Street LLC. At year-end 1998, Stephen Lange Ranzini and Joseph L. Ranzini conveyed their 2% interest in Arbor Street LLC to a subsidiary of the Bank for no consideration. During 1999, Arbor Street LLC was dissolved and the partnership investment in the low income housing tax credit limited partnership was conveyed to University Insurance & Investment Services, another subsidiary of University Bank. In August 2000, Joseph L. Ranzini paid on behalf of University Insurance & Investment Services the annual installment of $141,142 on the promissory note (and subsequently paid interest of $7,585) to the Partnership and we continue to reflect this as a liability until we resolve this matter.


      We maintain an investment securities account with Ladenburg Thalmann & Co. Inc. Michael Talley, a director of University Bancorp, receives commissions on the transactions in this account. We pay commissions at rates which are comparable to those paid in its other investment securities accounts at other brokerage firms.

                           SUPERVISION AND REGULATION

         We are extensively regulated under federal law and state laws. Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things:

      - the scope of business;
      - investments;
      - reserves against deposits;
      - capital levels relative to operations;
      - lending activities and practices;
      - the nature and amount of collateral for loans;
      - the establishment of branches;
      - mergers, acquisitions and consolidations;
      - dividends;
      - internal controls


         These laws and regulations are primarily intended to protect depositors and the deposit insurance fund of the Federal Deposit Insurance Corporation, not the Company or its shareholders. The following is a summary of certain statutes and regulations affecting us. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions.


       Any change in applicable laws, regulations or regulatory policies of various governmental regulatory authorities may have a material effect on our business, operations and prospects. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System, the FDIC, the Commissioner of the Michigan Financial Institutions Bureau, the Internal Revenue Service, and state taxing authorities. We are unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on our future business and earnings.

UNIVERSITY BANCORP, INC.

         General. We are a bank holding company registered under the Federal Bank Holding Company Act of 1956. The Federal Reserve Bank of Chicago is our primary regulator. We are also subject to regulation, supervision and examination by the Federal Reserve. We are required to file semi-annual reports with the Federal Reserve and other information as required under the rules of the Board of Governors of the Federal Reserve System. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.


         Acquisitions. We are generally prohibited from engaging in a non-banking activity because we are a bank holding company. We cannot acquire more than 5% of the shares of a company engaged in non-banking activities. We can only acquire direct or indirect control of more than 5% of the voting shares of a company engaged in a banking related activity with the prior approval by the Federal Reserve Board to acquire these shares or by regulatory exemption. The Federal Reserve Board has identified specific banking related activities in which a bank holding company may engage with notice to the Federal Reserve. The Federal Reserve considers managerial, capital, and other financial factors, including the impact on local competition of any proposal and past performance under the Community Reinvestment Act in acting on acquisition or merger application.


         Effective September 29, 1995, bank holding companies may acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring company and all of its insured depository institution affiliates.

         Commitments. In connection with obtaining the consent of the Federal Reserve to a 1989 merger transaction when we gained our listing on the NASDAQ Small-Cap Market, we made certain commitments to the Federal Reserve. We agreed that our Employee Stock Ownership Plan would not purchase more than 10% of the common stock or 5% of any other class of our voting shares, without the prior approval of the Federal Reserve. We also agreed not to incur additional debt or to have the Bank pay dividends to us without the prior approval of the Federal Reserve.

         Capital Requirements. The Federal Reserve Board imposes certain capital requirements on us under the Federal Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations". The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. The "prompt corrective action" provisions of federal law and regulation authorizes the Federal Reserve to restrict the payment of dividends to us from an insured bank which fails to meet specified capital levels.

         Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. Under the Federal Bank Holding Company Act, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition. In addition, if the Commissioner deems our Bank's capital to be impaired, the Commissioner may require the Bank to restore its capital by a special assessment upon us as University Bank's sole shareholder. If we were to fail to pay any assessment, the directors of the Bank would be required, under Michigan law, to sell the shares of the Bank's stock owned by us to the highest bidder at either a public or private auction and use the proceeds of the sale to restore the Bank's capital.


         Recent Regulatory Developments. Various bills have been introduced in the Congress that would allow bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. While the scope of permissible non-banking activities and the conditions under which the new powers could be exercised varies among the bills, the expanded powers generally would be available to a bank holding company only if the bank holding company and its bank subsidiaries remain well-capitalized and well-managed. The bills also impose various restrictions on transactions between the depository institution subsidiaries of bank holding companies and their non-bank affiliates. These restrictions are intended to protect the depository institutions from the risks of the new non-banking activities permitted to affiliates. At this time, we are unable to predict whether any of the pending bills will be enacted and, therefore, are unable to predict the impact this legislation may have on our operations.



UNIVERSITY BANK

         Primary Regulators. University Bank is a Michigan banking corporation and its deposit accounts are insured by the Bank Insurance Fund (the "BIF") of the FDIC. As a Michigan-chartered commercial bank, University Bank is subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. These agencies and the federal and state laws applicable to the Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices. As an insured bank, University Bank is also required to file quarterly reports and other information as required with the FDIC.

         All subsidiaries of University Bank including Midwest Loan Services, University Insurance & Investment Services and University Insurance Center are all also subject to all regulations applicable to University Bank itself, including regular on-site examination by both the FIB and the FDIC.

         Other Regulators. As a FHLMC, FNMA, and HUD Title 1 and Title 2 and HUD multifamily seller/servicer, University Bank's mortgage banking operation, and its mortgage operation subsidiaries, including Midwest Loan Services and Varsity Mortgage are subject to regulation and regular on-site examination by FHLMC, FNMA and HUD. In addition, University Insurance Center and University Insurance & Investment Services are also subject to examination by the State of Michigan's Financial Institutions Bureau, Insurance Division.

         Other Regulations. University Bank and its subsidiaries are also subject to various regulations including:

      - the Community Reinvestment Act;
      - federal Truth-in-Lending Act;
      - the Home Mortgage Disclosure Act of 1975;
      - the Equal Credit Opportunity Act;
      - the Fair Credit Reporting Act of 1978;
      - the Fair Debt Collection Act;
      - the federal Right to Privacy Act;
      - the Real Estate Settlement Procedures Act;
      - the Bank Secrecy Act;
      - the Electronic Funds Transfer Act;
      - all Federal Reserve regulations;
      - state usury laws; and
      - certain federal laws concerning interest rates.

Also, University Bank may not engage in any activity not authorized by the Michigan Banking Code unless it is authorized by the Commissioner of the FIB as being closely related to banking.

         Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their respective levels of capital and results of supervisory evaluation.

         Banks classified as well-capitalized, as defined by the FDIC, and considered healthy pay the lowest premium while institutions that are less than adequately capitalized, as defined by the FDIC, and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The Federal Deposit Insurance Act ("FDIA") requires the FDIC to establish assessment rates at levels which will maintain the Deposit Insurance Fund at a mandated reserve ratio of not less than 1.25% of estimated insured deposits. Accordingly, the FDIC established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1999, ranging from 0% of deposits for institutions in the lowest risk category to .27% of deposits for institutions in the highest risk category.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     Commissioner Assessments. Michigan banks are required to pay supervisory fees to the Commissioner to fund the operations of the Commissioner. The amount of supervisory fees paid by a bank is based upon the bank's total assets, as reported to the Commissioner.

     FICO Assessments. Pursuant to federal legislation enacted September 30, 1996, University Bank, as a member of the BIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation
(FICO). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund (SAIF) which insures the deposits of thrift institutions. Until January 1, 2000, the FICO assessments made against BIF members may not exceed 20% of the amount of FICO assessments made against SAIF members. Currently, SAIF members pay FICO assessments at a rate equal to approximately 0.063% of deposits while BIF members pay FICO assessments at a rate equal to approximately 0.013% of deposits. Between January 1, 2000 and the maturity of the outstanding FICO obligations in 2019, BIF members and SAIF members will share the cost of the interest on the FICO bonds on a pro rata basis. It is estimated that FICO assessments during this period will be less than 0.025% of deposits.

         Capital Regulations. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, like University Bank:

      - a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others;
      - and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital.

Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

     Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock, including additional voting stock, or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.


     The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, core risk-based capital of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An institution is adequately capitalized if it has a total risk-based capital ratio of not less than 8%, a core risk-based capital of not less than 4%, and a leverage ratio of not less than 4%. Under these regulations, as of December 31, 1999 and September 30, 2000, University Bank was "well capitalized."

         At December 31, 1999 and September 30, 2000, the Bank's capital position was as follows ($ amounts in thousands):



December 31, 1999                                         Well Capitalized     Actual     Minimum      Actual
-----------------                                         ----------------     -------    -------      ------
                                                               Ratio            Ratio     Amount       Amount
                                                               -----            -----     ------       ------
Total Capital/Risk-Weighted Assets                              10%             13.7%     $3,208       $4,400
Tier 1 Capital/Risk-Weighted Assets                              6%             12.4%     $1,925       $3,991
Tier 1 Capital/Average Assets                                    5%              9.4%     $2,117       $3,991


September 30, 2000                                       Well Capitalized      Actual     Minimum      Actual
------------------                                       -----------------     -------    -----------  ------
                                                               Ratio            Ratio     Amount       Amount
                                                               -----            -----     ------       ------
Total Capital/Risk-Weighted Assets                              10%             10.6%     $3,421       $3,621
Tier 1 Capital/Risk-Weighted Assets                              6%              9.3%     $2,053       $3,193
Tier 1 Capital/Average Assets                                    5%              7.0%     $2,273       $3,193


         These capital guidelines can affect us is several ways. Our capital levels are currently adequate. However, rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making an additional capital infusion necessary. In general, if the FDIC's assessment of a Bank's financial and managerial strength changes negatively, the Bank's cost of FDIC insurance will rise in subsequent semi-annual periods. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Dividends. Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. The Bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. The Bank may not declare or pay any dividend until the cumulative dividends on preferred stock, should any preferred stock be issued and outstanding, have been paid in full. The Bank's articles of incorporation do not authorize the issuance of preferred stock and there are no current plans to seek this authorization.

         Federal law generally prohibits the Bank from making any capital distribution, including payment of a dividend, or paying any management fee to us if the Bank would thereafter be undercapitalized. The FDIC may prevent the Bank from paying dividends if the Bank is in default of payment of any assessment due to the FDIC. In addition, the FDIC may prohibit the payment of dividends by the Bank, if a payment is determined, by reason of the financial condition of the Bank, to be an unsafe and unsound banking practice.

         Insider Transactions. The Bank is subject to certain restrictions imposed by the Federal Reserve Act including any extensions of credit to us, investments in our stock or other securities, and the acceptance of our stock as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of the directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or one of our principal shareholders may obtain credit from banks with which the Bank maintains a correspondent relationship.

         Safety and Soundness Standards. The federal banking agencies have adopted guidelines to promote the safety and soundness of federally insured depository institutions. These guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of the severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         State Bank Activities. Under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with federal law.

         Consumer Protection Laws. The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to State usury and regulatory laws and to various federal statutes, including:

      - the Equal Credit Opportunity Act;
      - the Fair Credit Reporting Act;
      - the Truth in Lending Act;
      - the Real Estate Settlement Procedures Act; and
      - the Home Mortgage Disclosure Act.

The regulations flowing from these laws which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, the Bank is subject to extensive regulation under State and federal law and regulations, including:

      - the Truth in Savings Act;
      - the Expedited Funds Availability Act;
      - the Bank Secrecy Act;
      - the Electronic Funds Transfer Act; and
      - the Federal Deposit Insurance Act.

Violation of these laws could result in the imposition of significant damages and fines upon the Bank and its directors and officers.

         Real Estate Lending Regulations. The federal regulators have adopted uniform standards for appraisals of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practises and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which generally are equal to or less than the loan to value limitations established under University Bank's lending policies.

     Branching Authority. Michigan banks, including the Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals, including the approval of the Commissioner and the FDIC.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state, rather than the acquisition of an out-of-state bank in its entirety, is allowed only if specifically authorized by state law.

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allowed individual states to "opt-out" of interstate branching authority by enacting appropriate legislation prior to June 1, 1997. Michigan did not opt out, and now permits both U.S. and non-U.S. banks to establish branch offices in

Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Commissioner:

      - the acquisition of all or substantially all of the assets of a Michigan-chartered bank by an FDIC-insured bank, savings bank, or savings and loan association located in another state;
      - the acquisition by a Michigan-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings and loan association located in another state;
      - the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting this consolidation, with the resulting organization chartered by Michigan;
      - the establishment by a foreign bank, which has not previously designated any other state as its home state under the International Banking Act of 1978, of branches located in Michigan
      - the establishment or acquisition of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting Michigan-chartered banks to establish branches in these jurisdictions.

Further, the Michigan Banking Code permits, upon written notice to the
Commissioner:

      - the acquisition by a Michigan-chartered bank of one or more branches, not comprising all or substantially all of the assets, of an FDIC-insured bank, savings bank or savings and loan association located in another state, the District of Columbia, or a U.S. territory or protectorate;
      - the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates; and
      - the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states, with the resulting organization chartered by one of the other states.


MICHIGAN BIDCO


         Michigan BIDCO is regulated and supervised by the Michigan Department of Commerce, Financial Institutions Bureau, Consumer Affairs Division. The BIDCO is examined annually by the Consumer Affairs Division, and is required to make annual filings of financial statements and to maintain a license from the Bureau. Licensing under the terms of the Michigan BIDCO Act conveys certain exemptions upon the BIDCO under Michigan law, which are beneficial to the operations and investment flexibility of the BIDCO. Most importantly, the BIDCO is partially exempt from the state's usury law. As a result, the BIDCO can lend money to a firm and take equity participation in the firm it lends to, with the result that the BIDCO's overall combined yield on the investment and loan can exceed the state's usury limit. The amount of the BIDCO's return from the equity participation or contingent payments is excluded from the calculation to determine compliance with the state's usury limits. The BIDCO is also required to permit an observer from the Michigan Economic Development Corporation, BIDCO Program to attend its Board of Directors meetings, and is required to make regular reports and filings of its activities with this state




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

agency, as a result of the terms of the loan agreement between the Michigan Strategic Fund and Michigan BIDCO.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 5,000,000 shares of common stock and 500,000 shares of preferred stock. As of the date of this prospectus, there were 2,027,801 shares of common stock outstanding.

COMMON STOCK

         Common stock does not have cumulative voting or preemptive rights. Each share of common stock is entitled to:

      - one vote per share on all matters;


      - subject to the rights of any outstanding preferred shares, dividends as may be declared by the Board of Directors out of funds legally available to pay dividends;


      - upon liquidation of University Bancorp, share pro rata in its remaining net assets.


     Funds for the payment of dividends by us are expected to be obtained primarily from dividends of University Bank. There can be no assurance that we will have funds available for dividends, or that if they are available, that dividends will be declared by our Board of Directors. As University Bank is not expected to be profitable during its start up period, we do not expect to be in a position to declare dividends in the near future.

     Shares Available for Issuance. The availability for issuance of a substantial number of shares of common stock and preferred stock at the discretion of the Board of Directors will provide us with the flexibility to take advantage of opportunities to issue stock in order to obtain capital, as consideration for possible acquisitions and for other purposes including, for example, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances. There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of our capital stock, except for:


      - the shares of common stock reserved for issuance under our stock option plans;

      - shares issued annually to our employees under our Employee Stock Ownership Plan;


     Uncommitted authorized but unissued shares of common stock may be issued from time to time to any person and for the consideration as the Board of Directors of University Bancorp may determine. Holders of the then outstanding shares of common stock may or may not be given the opportunity to vote on any share issue made by the Board of Directors, depending upon the nature of any transaction, applicable law and the judgment of our Board of Directors regarding the submission of the issuance to our shareholders. As noted, our shareholders will have no preemptive rights to subscribe to newly issued shares.




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PREFERRED STOCK


         Our preferred stock has a par value of $0.001 per share, liquidation value of $1,000 per share, and may be issued from time to time without further stockholder approval in one or more series with the dividend, voting, redemption, liquidation and any other provisions as fixed by the Board of Directors. For example, the Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the common stockholders. As of November 30, 2000, there were 725 shares of 6% cumulative, non-voting, convertible, preferred stock outstanding.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We have included in our certificate of incorporation a provision eliminating the personal liability of directors and officers to University Bancorp or its shareholders for damages for breach of duty. University Bank has a similar provision in its bylaws. The principal effect of these provisions is to eliminate potential monetary damage actions against any director for breach of his or her duties as a director unless a judgment or other final adjudication establishes that:

      - his or her acts or omissions were in bad faith;
      - his or her acts or omissions involved intentional misconduct or a knowing violation of law, or
      - he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

This provision does not affect the liability of any director for acts or omissions occurring prior to the date of adoption of this provision.


         In addition, the Delaware Business Corporation Law empowers our Board of Directors to grant indemnification to any officer or director except where it determines that:


      - his or her acts were committed in bad faith;
      - his or her acts were the result of active and deliberate dishonesty and were material to the cause of action in dispute;
      - he or she personally gained in fact a financial profit or other advantage to which he was not legally entitled.


The Delaware Business Corporation Law also empowers our Board of Directors to advance to an officer or director the expenses of defending the claims upon receipt of his or her written agreement to repay any amount he or she is later determined not to be entitled to. Our bylaws have been amended to provide that we will advance expenses of defense to our officers and directors substantially to the full extent authorized by the Delaware Business Corporation Law. University Bank has a similar bylaw.


         The description of our indemnification provisions is subject to the detailed provisions of the Delaware Business Corporation Law and the Michigan Business Corporation Act.

         FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or by University Bank to directors or officers otherwise permitted under the Delaware Business Corporation Law, the Michigan Business Corporation Act or the Michigan Banking Code.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We do not maintain insurance to indemnify our directors and officers. University Bank has purchased directors' and officers' liability insurance for directors and officers of the Bank.




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                              PLAN OF DISTRIBUTION

SUMMARY


         We are offering to holders of record of our common stock at the close of business on January 1, 2001 (the "Record Date") the right to subscribe for and purchase shares of common stock at $1 per share. If all rights are exercised a total of 1,525,000 shares of common stock would be issued.

         Each shareholder will receive one right for every share they owned on January 1, 2001. With the rights, right holders are entitled to purchase 3 shares of common stock, upon surrendering 4 rights accompanied by payment of $1 per share purchased.

         No fractional shares may be purchased but every 4 rights can be exchanged for 3 shares upon payment of $1.00 per share. For example, a shareholder who owned 100 shares on the record date would be able to purchase up to 75 shares. Holders of less than 100 shares of common stock will also receive a non-transferable Step-up Privilege entitling each shareholder, along with the rights they receive, to purchase 100 shares of common stock for $1 per share. To illustrate, for a shareholder holding a total of between 1 and 100 shares, that shareholder will receive rights to purchase shares, as described in the preceding paragraph, plus a Step-Up Privilege to purchase additional shares, with the combination of the rights and the Step-Up Privilege totaling 100 shares. Thus, a shareholder owning 60 shares will receive 60 rights that would enable the purchase of 45 shares at $1 per share and will receive a Step-Up Privilege to purchase an additional 55 shares for $1 per share. A shareholder owning 10 shares will receive 10 rights enabling the purchase of 7 shares for $1 per share and a Step-Up Privilege to purchase an additional 93 shares for $1 per share.


         To the extent our shareholders do not choose to purchase some or all of the shares they are entitled to purchase, the shares will be offered to the other shareholders who purchased shares in the initial phase of the offering. To subscribe, you must complete and return to us the subscription agreement together with payment for the shares.


         Right holders must exercise their right to purchase by February 14, 2001. The subscription offer will expire at 5:00 P.M., New York time, on Wednesday, February 14, 2001. All subscriptions must be received by us before 5:00 p.m., Michigan (EST) time, on February 14, 2001.

         Although not required by Delaware or Michigan law or by our Articles of Incorporation, our Board of Directors has authorized this offering in order to permit existing shareholders with more than 100 shares to maintain their approximate proportionate interest in the outstanding common stock and to allow existing shareholders with less than 100 shares to purchase additional shares to become shareholders of at least 100 shares, thus increasing their proportionate interest in the outstanding common stock, to the disadvantage of shareholders with more than 100 shares.

     The offering price was established by the Board of Directors based on the recent market price of the common stock, the impact of this offering on the price of the common stock and the board's desire that the offering be attractive to shareholders. The offering price is a 20% discount from the NASDAQ Small-Cap Market closing price of $1.25 on December 13, 2000.

PAYMENT OF INTEREST ON SUBSCRIPTIONS AND OVER-SUBSCRIPTIONS

         Interest will be paid on amounts tendered for Subscriptions and Over-subscriptions from the time these amounts are received by the subscription agent through February 13, 2001 at 6.50%. Interest will be paid to February 13, 2001.


RIGHTS TO BE ISSUED

         Holders of common stock on the record date will receive one right with respect to each share of common stock held.

         Rights: Rights to subscribe are evidenced by transferable rights, each right evidencing the total number of rights to which the holder is entitled. Rights may be divided and transferred and rights may be combined at the office of the subscription agent.


         Expiration Date: The rights expire at 5:00 p.m., Michigan time, on Wednesday, February 14, 2001 (the "Expiration Date"). To subscribe, the rights and payment must be received by University Bank (the subscription agent), not later than 5:00 p.m., Michigan time, on Wednesday, February 14, 2001. Right holders who elect to send their rights to the subscription agent by mail should allow adequate time for actual receipt prior to the times specified above. Rights received by the subscription agent at the Office after 5:00 p.m., Michigan time, on the Expiration Date will not be accepted and will be returned except under the circumstances described under "Exercise and Payment".


BASIC AND STEP-UP PRIVILEGES

         Basic Subscription Privilege: Rights entitle the holders to subscribe at the Subscription Price for 75 shares of common stock for each 100 rights indicated on the right. Fractional shares of common stock will not be issued.


         Step-up Privilege: A right evidencing fewer than 100 rights will entitle the holder who exercises a right, to subscribe, at the Subscription Price, for 100 shares of common stock without furnishing any additional rights. If, as a result of this Step-up Privilege, the common stock subscribed for by all persons exceed the total number of common stock offered, all or a portion of the subscriptions pursuant to this Step-up Privilege for the excess common stock may be cancelled on the basis as we shall determine in our sole discretion. The Step-up Privilege is available to holders of our common stock on the record date and is not transferable.


         Exercise of Fractional Amounts: Any holder of a right evidencing a total number of rights which is more than 100 will be entitled to subscribe for an added 3 shares of common stock at the subscription price for every 4 Rights.

         No right may be divided in a way as to permit the holder to subscribe to a greater number of shares of common stock than the number to which the Right originally entitled its holder, except that a bank, trust company, securities dealer or broker which holds common stock on the record date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange


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

its right on the same basis as if the beneficial owners were record holders on the record date. We reserve the right to deny any division of rights which could result in rights which are not exact multiples of 100 rights, where the result in our opinion would be inconsistent with the intent of the Step-up Privilege.



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



OVER-SUBSCRIPTION PRIVILEGE


         A holder who exercises his right may oversubscribe at the Subscription Price, subject to the allotment described below, for any number of additional shares of common stock.


         Common stock will be available for purchase pursuant to the Over-subscription Privilege to the extent that the maximum of 1,525,000 shares of common stock is not subscribed for through the exercise of rights, including the exercise of the Step-up Privilege, by the Expiration Date. If the common stock so available are not sufficient to satisfy all subscriptions pursuant to the Over-subscription Privilege, the available common stock will be allocated pro rata among the holders of rights who exercise the Over-subscription Privilege based upon the proportion that the number of rights exercised by each holder of rights who exercises his Over-subscription Privilege bears to the aggregate number of rights exercised by all holders of rights who exercise their Over-subscription Privilege.


EXERCISE AND PAYMENT

     Shareholders with questions on subscribing should contact Stephen Lange Ranzini, our information agent, at telephone number (734) 741-5858 extension 226, by fax at (734)741-5859 or by email at ranzini@university-bank.com.

         Rights to subscribe may be exercised by filling in and signing the subscription form on the right and returning the right together with payment in full for all common stock subscribed, to the subscription agent at:

                  University Bank
                  Attn: Stephen Lange Ranzini
                  959 Maiden Lane,
                  Ann Arbor, Michigan 48105


         Payment in full of the Subscription Price must be received at the above office of the subscription agent not later than 5:00 P.M., Michigan time, on February 14, 2001. Except in cases of satisfactory late delivery of rights provided for in the next paragraph, the rights being exercised must accompany this payment. Checks or money orders should be made payable to UNIVERSITY BANK. Please refer to the above paragraph regarding "Payment of Interest on Subscriptions and Over-subscriptions".


         If prior to the Expiration Date the subscription agent has received the full Subscription Price, together with a written or telefaxed guarantee (use fax number (734) 741-5859) from a bank, trust company or a member of the NYSE, other national securities exchange or the National Association of Securities Dealers, Inc. that states either:


         - Rights with respect to the common stock subscribed for have been mailed to the subscription agent, or;
         - Rights will be delivered to the subscription agent prior to 3:00 P.M., Michigan time, on Tuesday, February 20, 2001;

The subscription will be accepted subject to receipt of the properly exercised rights.

         Common stock certificates will be dated and authenticated as of February 20, 2001.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription (including any subscription pursuant to the Step-up or Over-subscription Privilege) will be determined by us, in our sole discretion, and our decisions shall be final and binding. We reserve the absolute right to reject any subscription, including any subscription pursuant to the Over-subscription Privilege, if the subscription is not in proper form or if the acceptance could, in the opinion of our counsel, be deemed unlawful. We also reserve the right to waive any defect with regard to any particular subscription. Neither the Company nor the subscription agent shall be under any duty to give notification of any defects or irregularities in subscriptions, nor shall either incur any liability for failure to give any notification. In the event a subscriber delivers to the subscription agent a right or rights for more rights than required for the shares of common stock for which the subscriber seeks to subscribe and does not instruct the subscription agent what to do with the balance of the excess rights, no right shall be issued for the extra amount.


         Purchase and Sale of Rights: Rights may be purchased or sold through the usual investment channels, including banks and brokers. While rights may be traded on the NASDAQ Small-Cap Market, there can be no assurance of the extent, if any, that trading will take place or how long it will continue.



FEDERAL INCOME TAX CONSEQUENCES OF THE SUBSCRIPTION OFFER


         General: For federal income tax purposes, neither the distribution of the rights to holders of our common stock nor the purchase of shares of common stock by the exercise of the Basic Subscription Privilege, Step-up Privilege, Fractional Step-up Privilege or Over-subscription Privilege will result in taxable income to holders of the common stock or to us. If the rights received by a holder of common stock are not exercised or sold but are allowed to expire, no loss will be allowed to the holder and adjustment will be made to the tax basis of the common stock held by the holder. If rights are purchased and are allowed to expire, there will be a loss equal to the tax basis of the rights in the hands of the purchaser. The loss will be a capital loss, long- or short term, depending upon the holding period of the rights, if the rights are a capital asset in the hands of the holder.


         Tax Consequences of Exercise of the Rights: If the rights distributed to a holder of common stock or held by a purchaser are exercised, the tax basis of the common stock acquired will be equal to the Subscription Price plus the tax basis in the rights, if any, calculated in the manner described below, and the holding period for the common stock will commence on the date the rights are exercised.

         Tax Consequences of Sale of the Rights: If the rights distributed to a holder of common stock or held by a purchaser are sold, gain or loss will be realized on the sale, equal to the difference between the sale proceeds and the seller's tax basis, if any, in the rights calculated upon the sale of rights distributed to a holder of common stock calculated in the manner described below. Any gain or loss realized upon the sale of rights distributed to a holder of common stock will be capital gain or loss if the common stock is a capital asset in the hands of the holder, and for purposes of determining whether the capital gain is long- or short-term, the holding period of the rights will be deemed to have commenced on the same date as the holding period of the related common stock. Any gain or loss realized on the sale of rights previously acquired by purchase will be a capital gain or loss, long- or short-term depending on the holding period of the rights, if the rights are a capital asset in the hands of the seller.

         Basis in Rights: In the case of a holder of common stock who exercises or sells the rights distributed to her or him by us, the determination of the tax basis in the rights depends on their fair market value upon distribution. It is anticipated that the fair market value of the rights distributed to each holder of common stock will be less than 15% of the fair market value of the common stock held by the holder. In that event, the tax basis of the rights will be zero. Any holder may, however, elect to allocate to the rights part of the tax basis of the related common stock in the same proportion which the fair market value of the rights so received bears to the total of the fair market fair of the common stock and the fair market value of the rights. Any election, if made, must be filed with the federal income tax return for the taxable year in which the rights are received. In the event that the fair market value of the rights distributed to a holder of common stock is 15% or more of the fair market value of the common stock held by the holder (which is likely), the rights will have a tax basis calculated in the manner set forth above. For purposes of allocating tax basis between the rights and the related common stock, the respective fair market values are determined as of the date the rights are distributed.

         In the case of a purchase of rights who exercises or sells rights acquired by him, the tax basis of the rights will be equal to the purchase price paid therefor.

         Holders of common stock are advised to consult their own tax advisors as to the federal income tax consequences of the subscription offer to them and as to the tax consequences of the subscription offer under applicable state, local and foreign laws.


RESTRICTIONS ON CERTAIN HOLDERS OF COMMON STOCK

         In order to comply with securities laws of the States of Florida and Texas, this offering is not being made to persons residing in those states who are not holders of record of common stock on the record date. In addition, any transfer of rights to residents of these states who were not holders of record of common stock on the record date will not entitle those residents to exercise the rights provided by these rights.

                                LEGAL PROCEEDINGS

     Other than the following, we have no outstanding disputes or threatened litigation which is of a material nature:


         In November 1999, the Bank sold its shares in Varsity Mortgage, LLC to Paramount Bank of Farmington Hills, Michigan. Paramount purchased Varsity for $10 and assumed all assets and liabilities of Varsity at the time of sale. Subsequent to the sale, Varsity experienced management problems and a further drop in its business. Paramount also discovered some accounting errors of approximately $30,000 (although there may be offsetting accounting errors), which were not revealed after certain due diligence procedures were performed by an external accounting firm shortly after the sale. On May 19, 2000, Paramount Bank filed a complaint (Case No. 00-023299-CK) in Oakland County Circuit Court against University Bank and two of its former officers. On December 14, 2000, the parties settled the suit with University Bank paying Paramount Bank $25,000.


         Management believes there is no other litigation threatened in which we face potential loss or exposure which will materially affect shareholders' equity or our business or financial condition upon completion of this offering.


                                  LEGAL MATTERS


         The validity of the common stock offered hereby will be passed upon by L.R. Sowell & Associates PLLC, 42860 Nine Mile Road, Novi, Michigan 48376.



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                                     EXPERTS

         The consolidated financial statements of University Bancorp, Inc. as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 included in the 1999 Annual Report and incorporated by reference in the 1999 Annual Report on Form 10-K have been incorporated by reference in this registration statement in reliance upon the report of Crowe, Chizek and Company LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions.

         The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences. The forward-looking statements reflect management's expectation or belief containing future events that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words including "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Among others, certain forward looking statements relate to the continued growth of various aspects of our community banking, mortgage banking and money management operations and the nature and adequacy of allowances for loan losses. We can give no assurance that the expectations reflected in our forward looking statements will prove to be correct. Various factors could cause results to differ materially from management's expectations.


                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and as a result file reports and other information with the Securities and Exchange Commission. Copies of these reports can be inspected at and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 606661, and Room 1400, 75 Park Place, New York, New York 10007. Copies of these materials can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed a registration statement with the Commission in accordance with the provisions of the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the shares of common stock offered in this prospectus and for further information on us, reference is made to the registration statement, including the exhibits to the registration statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         We incorporate by reference in this prospectus, the following documents of University Bancorp (File No. 0-16023) previously filed with the Commission:

    - University Bancorp's Annual Report on Form 10-K for the year ended December 31, 1999.

    - University Bancorp's Amended Annual Report on Form 10-K for the year ended December 31, 1999 (filed July 5, 2000).

    - University Bancorp's definitive proxy statement, dated July 6, 2000, in conjunction with its Annual Meeting of Stockholders held on September 5, 2000.

    - University Bancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

    - University Bancorp's Current Report on Form 8-K dated September 12, 2000 regarding the change in external auditors.

    - University Bancorp's Current Report on Form 8-K dated November 30, 2000 regarding the issuance of preferred stock.

         The Company will provide each person who receives this prospectus (including beneficial owners) a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with the prospectus. The Company will provide this information (free-of-charge) upon written or oral request to:


                           Stephen Lange Ranzini, President
                           University Bancorp
                           959 Maiden Lane, Ann Arbor, Michigan 48105
                           Telephone Number: (734) 741-5858
                           Fax Number: (734) 741-5859
                           Email: ranzini@university-bank.com



         The Company files its annual (Form 10-K) and quarterly reports (Form 10-Q) with the Securities and Exchange Commission (SEC) on a regular basis. The Company also files proxy statements, and current reports (Form 8-K) as necessary. The public may read and copy any of these reports at:

                           SEC's Public Reference Room
                           450 Fifth Street N.W.
                           Washington, D.C.  20549
                           Telephone Number: (800) 732-0330

         The SEC also maintains an internet site that contains all information that the Company has filed electronically (reports, proxy, and other information). This information is available at: www.sec.gov.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.


=================================================================================================


                                                                       1,525,000 SHARES
                                                                       COMMON STOCK
TABLE OF CONTENTS                              PAGE                    PAR VALUE $.01
-----------------                              ----
Prospectus Summary................4
Risk Factors......................8
Use of Proceeds..................13
Dividend Policy..................13
Market for Common Stock..........14
Capitalization...................15
Dilution.........................16                                    [UNIVERSITY BANCORP, INC. LOGO]
Business.........................17
Recent Events....................27
Management's Discussion
  and Analysis...................28
Principal Shareholders...........63
Management.......................66
Certain Related Transactions.....69
Supervision and Regulation.......70
Description of Capital Stock.....79                                    UNIVERSITY BANCORP, INC.
Plan of Distribution.............82
Legal Proceedings................87
Legal Matters....................87
Experts..........................88                                    _______________________
Forward-Looking Statements.......88
Available Information............88
Incorporation of Certain                                                      Prospectus
  Documents by Reference.........90
                                                                       ________________________



                                                                        Dated December 20, 2000



=================================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses in connection with the offering described in this registration statement:


         Securities and Exchange Commission registration fee                                            $ 403
         Blue Sky filing and counsel fees - California (est)                                            3,250
         Blue Sky filing and counsel fees - Colorado (est)                                                 75
         Blue Sky filing and counsel fees - Florida (est)                                               1,000
         Blue Sky filing and counsel fees - Illinois (est)                                                763
         Blue Sky filing and counsel fees - Indiana (est)                                                 763
         Blue Sky filing and counsel fees - Iowa (est)                                                  1,000
         Blue Sky filing and counsel fees - Maryland (est)                                              1,500
         Blue Sky filing and counsel fees - Michigan (est)                                              1,250
         Blue Sky filing and counsel fees - Minnesota (est)                                               300
         Blue Sky filing and counsel fees - Missouri (est)                                                813
         Blue Sky filing and counsel fees - New York (est)                                              3,200
         Blue Sky filing and counsel fees - New Jersey (est)                                                0
         Blue Sky filing and counsel fees - Nevada (est)                                                3,200
         Blue Sky filing and counsel fees - Oklahoma (est)                                                  0
         Blue Sky filing and counsel fees - Pennsylvania (est)                                            500
         Blue Sky filing and counsel fees - Texas (est)                                                 1,535
         Blue Sky filing and counsel fees - Virginia (est)                                                700
         Blue Sky filing and counsel fees - Washington DC(est)                                              0
         Less: state exemptions (est)                                                                 -10,752
         Printing registration statement, prospectus, and
           other documents                                                                              2,500
         Fees and expenses of subscription agent                                                        1,000
         Legal Fees                                                                                    10,000
         Accounting Fees                                                                               50,000
         Miscellaneous expenses (including estimated
           interest payable in respect of early subscriptions)                                          2,000
                                                                                                        -----
                   Total                                                                              $75,000
                                                                                                      =======



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the Delaware Business Corporation Law we may or shall, subject to various exceptions and limitations, indemnify our directors or officers and may purchase and maintain insurance therefor.

         We have included in our certificate of incorporation pursuant to the Delaware Business Corporation Law a provision eliminating the personal liability of directors and officers to us or our shareholders for damages for breach of duty. The principal effect of this provision in our certificate of incorporation is to eliminate potential monetary damage actions against any director for breach of his or her duties as a director unless a judgment or other final adjudication establishes that his or her acts or omissions were in bad faith; his or her acts or omissions involved intentional misconduct or a knowing violation of law; or he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision does not affect the liability of any director for acts or omissions occurring prior to the date of adoption of this provision.

         In addition, the Delaware Business Corporation Law empowers a corporation to grant indemnification to any officer or director except where it is adjudged that his or her acts were committed in bad faith; or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or that he or she personally gained in fact a financial profit or other advantage to which he was not legally entitled. Also, the Delaware Business Corporation Law empowers a corporation to advance to an officer or director the expenses of defending any covered claim upon receipt of his or her written agreement to repay any amount he or she is later determined not to be entitled to. Our bylaws have been amended to provide that we advance expenses of defense to our officers and directors substantially to the full extent authorized by the Business Corporation Law.

         The above statement is subject to the detailed provisions of Sections of the Delaware Business Corporation Law. We do not maintain insurance to indemnify directors and officers.

ITEM 16. EXHIBITS.



         3.  Certificate of Incorporation and By-laws

                  3.1 Composite Certificate of Incorporation of the Company, as amended (on Form 10-Q for the quarter ended June 30, 1996).

                  3.1.1 Certificate of Amendment, dated June 10, 1998, of the Company's Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

                  3.2 Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

                  3.3 Certificate of the Series 3 6% Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K as of November 30, 2000).

         5.  Opinion from Counsel

                  5.1 Opinion of L.R. Sowell and Associates.

         10. Material Contracts

                  10.1 Loan Agreement and Promissory Note, dated December 31, 1997 issued to North Country Bank & Trust (incorporated by reference to
         Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                  10.2 University Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), as amended November 27, 1990 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990).

                  10.2.1 Amendment to the ESOP, effective as of December 31, 1991 (incorporated by reference to Exhibit 10.2.A to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.3 University Bank 401(k) Profit Sharing Plan, adopted August 1, 1996, effective as of January 1, 1996 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

                  10.4 Letter regarding grant of options to outside directors, dated as of July 20, 1993 (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

                  10.5 1995 Stock Plan of the Company (incorporated by reference to Exhibit A to the definitive Proxy Statement of the Company for 1996 Annual Meeting of Stockholders).

                  10.5.1 Form of Stock Option Agreement related to the 1995 Stock Plan, (incorporated by reference to Exhibit 10.7.1 to the Annual Report on Form 10-K for the year ended December 31, 1995).

                  10.6 Letter from Federal Reserve Bank of Minneapolis, dated December 1, 1989, (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31,
         1989).

                  10.7 Lease Agreement (the "Cascade Lease Agreement") between RG Properties, Inc., as agent for Sault Associates, a Michigan Limited Partnership, and University Bank, dated September 30, 1992 (incorporated by reference to exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

                  10.7.1 First Amendment to the Cascade Lease Agreement, dated January 5, 1993 (incorporated by reference exhibit 10.9.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
         1992).

                  10.8 Federal Income Tax Allocation Agreement Between Newberry State Bank and Newberry Holding Inc., dated March 21, 1992 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.8.1 Federal Income Tax Allocation Agreement Between Newberry Holding Inc. and Newberry Bancorp, Inc., dated May 21, 1991 (incorporated by reference to Exhibit 10.11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.9 Purchase and Sale Agreement, dated November 1, 1995, concerning Common Stock of Midwest Loan Services, Inc., among its shareholders and University Bank and Newberry Bancorp, Inc (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

                  10.10 Equity Conversion Note Agreements, between various related parties and University Bancorp, Inc. (incorporated by reference to Exhibit 10.15 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

                  10.10.1 Equity Conversion Note Agreements, between various related parties and University Bancorp, Inc. (incorporated by reference to Exhibit 10.10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

         21. Subsidiaries of Registrant

         23. Consent of Experts and Counsel

                  23.1 Consent of Crowe, Chizek and Company LLP, independent public accountants.

                  23.2 Consent of L.R. Sowell and Associates, is included in
         Exhibit 5 to this Registration.



ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

    1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.



         iv. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
              Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


    2) That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered, and the offering of these securities at the time shall be deemed to be the initial bona fide offering.

    3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.





         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  UNIVERSITY BANCORP, INC.
                                  (Registrant)

                                  By:     /s/Stephen Lange Ranzini
                                          ------------------------
                                          Stephen Lange Ranzini, President

                                  Date:    December 20, 2000

Each person whose signature appears below hereby appoints Stephen Lange Ranzini, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement filed by University Bancorp, Inc., and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on December 20, 2000.


         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and dates indicated.


Signature                                       Title                                    Date

/s/Stephen Lange Ranzini                        Director, President,                     December 20, 2000
------------------------                        Chief Executive Officer
Stephen Lange Ranzini


/s/Joseph L. Ranzini                            Director, Secretary, Chairman            December 20, 2000
--------------------
Joseph L. Ranzini

/s/Keith Brenner                                Director                                 December 20, 2000
----------------
Keith E. Brenner

/s/Robert Goldthorpe                            Director                                 December 20, 2000
--------------------
Robert Goldthorpe

/s/Dr. Joseph Lange Ranzini                     Director                                 December 20, 2000
---------------------------
Dr. Joseph Lange Ranzini

/s/Paul Lange Ranzini                           Director                                 December 20, 2000
---------------------
Paul Lange Ranzini

/s/Michael Talley                               Director                                 December 20, 2000
-----------------

Michael Talley

                                 Exhibit Index



Exhibit No.                   Description

   5.1                        Opinion of L.R. Sowell and Associates

   21                         Subsidiaries of Registrant

   23.1 Consent of Crowe, Chizek and Company LLP, independent public accountants